Exhibit 1

Interim Report Q2 2017

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2017	2016	2017	2016
TOTAL (MILLIONS)
Revenues	$9,444	$5,973	$15,445	$11,191
Net income	958	584	1,476	1,220
Funds from operations	1,026	637	1,700	1,340

PER SHARE
Net income	$0.19	$0.15	$0.12	$0.38
Funds from operations	1.01	0.62	1.67	1.30
Dividends[1] – cash	0.14	0.13	0.28	0.26
– special	0.11	0.45	0.11	0.45

1. See Corporate Dividends on page 39

AS AT JUN. 30, 2017 AND DEC. 31, 2016			2017	2016
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management			$257,538	$239,825
Consolidated results
Balance sheet assets			178,183	159,826
Equity			74,045	69,688
Common equity			22,329	22,499
Diluted number of common shares outstanding			1,008	1,002
Market trading price per share – NYSE			$39.21	$33.01

Note: See “Use of Non-IFRS Measures” on page 7

2 BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview
The second quarter of 2017 was strong. Our asset management fees continue to grow at a rapid pace and most of our operations achieved plan. The market for selling mature property and infrastructure assets continues to be very positive, and we are using this environment to monetize assets and recycle capital where it makes sense. Recently, we sold a New York office property for $2.21 billion, a London office building for £410 million, and various other assets at attractive prices.
At the same time, we continue to put capital to work in markets that are out of favor and in businesses that require our operating expertise to grow revenues or to rework their cost structure in order to enhance returns. In total, we invested $9 billion across the business during the quarter. This included a regulated gas transmission business, a road fuel distribution company, a water distribution business and various real estate properties globally.
Funding in both the public and private market for real assets remains strong, as institutional funds continue to allocate greater amounts of capital to our sectors. With interest rates still low, this should continue for the foreseeable future.
Global Infrastructure
We are often asked our views about the infrastructure focus of governments around the world and what this means for us. To date we have focused more on the private market; however, we have participated to a limited extent in government privatizations, with some very successful results. For example, we acquired a wind business from the government of Ireland, are building transmission lines and toll roads in Brazil under government bid concessions, acquired a district energy business from the City of Toronto, and acquired a hydro-power company from the government of Colombia.
We support government efforts to privatize infrastructure, including the “Infrastructure Banks” being set up globally to facilitate these activities. This is good for both taxpayers and governments, as service levels will improve and government debt levels will be reduced. This also means that a greater number of opportunities will be available for institutional investors to put capital to work on behalf of their pensioners, policyholders, union members and other stakeholders.
The “Infrastructure Banks” are excellent concepts as they have an opportunity to become the knowledge centers that municipal and state governments rely on for advice, as well as a source of capital to provide “gap” financing to bridge revenue shortfalls in some projects’ early years of operation. We firmly believe that these organizations can be effective in assisting governments and investors focus their resources, and that this will enable more private infrastructure investment.
Over the next 25 years, it is inevitable that a much greater number of infrastructure assets will find their way into private hands. The process will neither be quick nor simple, but we believe there will be a strong tailwind for those with the skills and capital resources able to participate effectively.
Fund Growth
As the global investment market in alternative assets grows and matures, we continue to adapt our investment products to meet client needs. We primarily offer two types of products: opportunistic return and core products. The former is an alternative for traditional equity investments; the latter for traditional fixed income investments.
In each of our business sectors, we are growing our funds and expect to have large scale opportunistic funds of $10 to $20 billion for each sector. Our clients consider these to be substitutes for equities in their portfolios, and the returns we earn for them are a welcome respite from low return or more volatile liquid investments.
Increasingly, institutional investors are also looking for alternatives to supplement the return on their fixed income portfolios, since with a 2.5% – 3.5% long U.S. rate they also need to earn higher returns with this capital, while taking modest risk.
In response to this, we have been growing our credit businesses and have started to create private perpetual long-term entities to enable clients to own assets. In particular, we recently established a private perpetual core plus fund focused on real estate opportunities in the United States. Within the last 12 months, we have grown this fund to over $2 billion of gross assets and $1 billion of equity investment. Given the current size and scale of our operations, we are well suited to be a leader in this space and believe that over time our core real estate products could exceed $50 billion.
We have also been considering this core product for long-duration renewable energy and infrastructure assets, which are ideal for clients wishing to match their liabilities. Infrastructure and renewable power assets are particularly suited for perpetual capital investors and we are well positioned to offer these products. Longer term, each business should also be able to grow to over $50 billion and be highly complementary to our operations.

Q2 2017 INTERIM REPORT 3

North American Residential
We own a number of residential housing businesses globally. We build both high rise in-city and suburban multifamily apartments for rent, develop residential condominiums for sale, and own a large master-planned residential lot development business across North America. The residential lot development business is held privately, and therefore receives less visibility than our publicly held businesses; accordingly, we thought an update might be of interest to you.
The North American lot development business is 100% owned by our Brookfield balance sheet capital, with a book equity investment value of $1.5 billion and an intrinsic value of much more. This business generates $2 billion of revenues and ±$400 million of cash flow annually. The value of the lots we currently own is about $8 billion at today’s prices on an undiscounted basis, and these lots will be converted to cash over the next 15 years.
The business of entitlement, land development and master planning is time consuming and requires very specialized skills. As a result, few do it and still a smaller number have the capital required to do it well. It necessitates detailed knowledge of the technical entitlement process, product knowledge that maximizes value in the land, a capital management plan to invest and absorb land uses appropriately, as well as the operational skills to bring communities to life. When done well, it can generate excellent risk adjusted returns and significant cash flows over very long periods of time.
We have been in this business for over 30 years and it has been one of our most profitable. Despite this, because of the long-dated nature of the cash flows and value creation of land often being far into the future, it is a tough one for most public market investors to value. Irrespective – and partly because – of this lack of public market capital, the cash and wealth it generates over the longer term has made it an incredibly valuable business for us.
We are among the top five largest owners of residential lots in North America, with ±100,000 lots in 12 supply-constrained markets. Approximately 60,000 of these lots are entitled, with the balance in the process of being entitled. Post entitlement, we develop lots (install roads, sewers, electricity, etc.) in preparation for home construction. Then we either sell these lots to third party builders or build homes on the lots ourselves (we currently average about 50% of each).
The U.S. housing market has had a long, slow recovery since the recession almost 10 years ago that caused a drop in home ownership rates. Recently we have seen a return of first-time buyers in many markets. In addition, with the used home market supply at only four months, the new home market has seen significant demand growth year over year. We are optimistic that this trend, together with the move to reduce burdensome regulations affecting the housing sector, will give rise to increased housing starts, thereby addressing the significant pent-up demand that exists. In addition, because lot supply in the U.S. market has not kept pace with the changes in homebuyer demand, we anticipate that builder demand for lots to construct homes will continue to result in value increases for the land we control.
In Canada, the Greater Toronto Area housing market has been at record levels, with home prices increasing at double-digit levels. Recently introduced legislation intended to slow this pace of increase has had some impact, with sales prices flattening and listings increasing. However, these are short-term measures and the only permanent solution is to increase supply to better match the demand, but this takes time. In Alberta, the housing market is performing reasonably well considering the slowdown in oil and gas. Longer term, we are highly confident in our positioning given our dominant land positions in Calgary and Edmonton.
United Kingdom
The United Kingdom has continued to capture the news of the day with their Brexit negotiations. Despite the headlines, virtually all of our businesses are doing well.
We have a number of office buildings under construction in the City of London and leasing continues to be strong. Since Brexit, we signed a major law firm to over 200,000 sq. ft. of space at our 100 Bishopsgate project and we are progressing construction of a number of major residential rental projects, and other office projects which are substantially fully leased.
Our electricity, gas and fiber connections business in the U.K. is robust. Sales volumes are up 16% over last year, as housing sales across the U.K. continue to be strong. Our Center Parcs hospitality business is effectively 100% occupied and cash flows continue to grow. Our port on the east coast is seeing solid volumes, our industrial warehouse property business is very strong with internet deliveries driving growth, and valuations on industrial properties are at all-time highs.
Real estate prices in London for major high-quality office properties are at least 30% higher than pre-Brexit. This is exemplified by two major properties we have just sold: one in the City of London and the other at Canary Wharf. Fully let properties in the City of London with strong rent rolls are closing in on £2,000 per sq. ft. In local currency, this is the highest price ever. In U.S. dollar (global) terms, it is still close to the highest.

4 BROOKFIELD ASSET MANAGEMENT

The full impact of Brexit on the U.K. is still unknown, but our view continues to be that the effect will be moderate, and that London will remain one of the global centers of commerce for a long while. We see no other competitive center in Europe – and globally, few cities rival it as a welcoming market for global business. New York remains the center of the United States and in many ways, a global one. Shanghai is the center for business in Asia, but nothing comes close to London as a result of its rule of law, English language, taxation rules for global investors, and a welcoming environment for all.
We have not seen any major distress opportunities as a result of Brexit, and we do not know if we will. If business weakness appears, we will use it as an opportunity to continue to expand our operations, as we have in the past.
Performance in the Quarter
Fee bearing capital grew 8% to $117 billion over the last twelve months while fee related earnings increased by 15% to $732 million over the same period. These increases were driven primarily by growth in our listed issuer fee bearing capital as a result of strong market performance and capital deployment. We have also been busy putting capital to work across our private funds and, as a result, have started raising our next flagship opportunistic real estate fund. We expect this fund to be larger than its predecessor fund and to hold its first close later this year.

AS AT AND FOR THE TWELVE MONTHS ENDED JUN. 30 (MILLIONS)	2013	2014	2015	2016	2017	CAGR
Total assets under management	$183,498	$191,803	$217,948	$243,479	$257,538	9%
Fee bearing capital	78,270	81,233	93,955	108,312	117,254	11%
Annual run rate of fees plus target carry	997	1,119	1,430	1,950	2,150	21%
Fee related earnings (LTM)	240	341	436	639	732	32%
During the second quarter we continued to execute on our business plan, closing several large transactions, which deployed over $9 billion of capital, primarily in our infrastructure and private equity funds. At this stage in the business cycle we are also very focused on enhancing and de-risking cash flows in all of our businesses through operational improvements. For example, our renewables team has been focusing on locking in longer-term, higher-priced contracts at our hydro facilities. In Colombia, we recently signed our first 10-year contract with a local utility. This is significant in a market where typical contract lengths traditionally were for two to three years. At our 5 Manhattan West office building, following a complete renovation of the property we are in the midst of completing upwards of 750,000 sq. ft. of leases to bring occupancy to close to 100%, at rates double where they were prior to renovation.
Growth in our listed issuers has been strong, with capitalization of these entities increasing by $11 billion over the last twelve months. We benefit from this in two primary ways. First, as an investor in these businesses we benefit from capital appreciation and growth in distributions. Each has a solid track record of distribution growth and currently delivers in excess of $1.2 billion of cash dividends to us annually. Second, we earn fees from these entities as an asset manager. Annualized base fees from the listed partnerships are $515 million, an increase of 21% year over year, which will continue to grow as the capitalization of these entities grows. We also earn performance based incentives, in the form or incentive distribution rights (“IDRs”) and performance fees, based on our ability to deliver robust returns while further aligning our interests with investors. These IDRs and performance fees have nearly doubled over the last twelve months and now stand at $203 million on an annualized basis.
We continue to evolve our product offering to meet changing market demands. In particular, we see a growth opportunity in the wealth channel where we can expand our distribution network to access new sources of capital for our products. As an example of this, in June we launched our first feeder fund to facilitate investments from high net-worth investors into certain of our private funds. We believe these funds will enable us to reach new investors where there is demand for our products, and we expect to expand this type of offering more broadly across other products in time. We also continue to raise capital in our real estate and infrastructure debt funds, and expect our credit strategies to be an area of growth.
Each of our major business groups report separate detailed information (press release, quarterly letter and supplemental information) on their businesses, which are all on our website. Rather than repeat that information here, we encourage you to read them if you have time.

Q2 2017 INTERIM REPORT 5

Closing
We remain committed to being a leading, world-class alternative investment manager, by investing capital for you and our investment partners in high-quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

August 10, 2017

6 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended June 30, 2017. This MD&A should be read in conjunction with our 2016 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Organization of the MD&A

PART 1 – Overview		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	19	Capitalization	33
Economic and Market Review	9	Summary of Results by		Liquidity	36
PART 2 – Review of Consolidated		Operating Segment	20	Review of Consolidated Statements
Financial Results		Asset Management	20	of Cash Flows	38
Income Statement Analysis	10	Real Estate	23	Corporate Dividends	39
Balance Sheet Analysis	14	Renewable Power	25	PART 5 – Additional Information
Foreign Currency Translation	16	Infrastructure	27	Accounting Policies, Judgments
Summary of Quarterly Results	17	Private Equity	29	and Estimates	40
		Residential Development	31	Management Representations
		Corporate Activities	32	and Internal Controls	44
We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 40 to 42 of our December 31, 2016 Annual Report.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 44.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q2 2017 INTERIM REPORT 7

PART 1 – OVERVIEW
OUR BUSINESS
Brookfield is a global alternative asset manager with over $250 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on real estate, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.
We earn asset management income including base management fees, carried interest and other forms of performance income for doing so. As at June 30, 2017, our listed partnerships, private funds and public securities portfolios represented $117 billion of fee bearing capital. This includes invested or committed capital in our public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and managed portfolios of listed securities through a series of segregated accounts and mutual funds. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.
We align our interests with investors by investing alongside them and have over $31 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.
Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies; (ii) utilize our global reach to identify and acquire high quality assets at favorable valuations; (iii) finance them on a long-term basis; (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns; and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.
Organization Structure
Our operations are organized into five operating business groups. Our real estate, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our asset management business, which is responsible for managing our various pools of capital, development of new products for our clients and fundraising.
Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P. (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our real estate, renewable power, infrastructure and private equity businesses. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors.

8 BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW
(As at July 28th, 2017)
Growth in developed markets firmed over the first six months of 2017, while India and China continue to drive growth in emerging markets and Brazil returned to growth after a deep recession. Interest rates are on the rise in developed markets, but they remain near historical lows. We expect an orderly climb in short-term interest rates to continue as economic prospects improve and inflation reaches central bank targets. The economic outlook for the primary geographies in which we operate is as follows:
United States: real Gross Domestic Product (GDP) grew by 2.6% in the second quarter, supported by strong consumer spending and business investment. The unemployment rate reached 4.3% in May – the lowest level since 2001. Consumer Price Index (CPI) inflation weakened to 1.6% in June, but should rise to 2% later this year. We expect real GDP growth to remain in the 2-3% range for the remainder of the year and for interest rate hikes to continue.
United Kingdom: real GDP grew by 1.7% in the second quarter, continuing to exceed expectations after Brexit, driven primarily by consumer spending. Inflation rose to 2.6% in June – above the Bank of England’s 2% target – which could cause real consumer spending to slow later this year. The ruling Conservative Party lost its majority during the recent election, which may result in a “softer” Brexit than was anticipated prior to the election. Negotiations with the EU are underway, but little progress has been made.
Brazil: the economy exited its recession in the first quarter, growing 1% quarter-over-quarter, and annual real GDP is expected to grow modestly by 0.5% in 2017. Inflation fell to 3% in June, reaching the bottom-end of the central bank’s 3-6% target range. This provided scope for additional cuts to the SELIC rate, which was lowered to 9.25% in July from 11.25% in April. Lower inflation and interest rates will support the recovery in consumer and business spending and we expect growth to accelerate.
Australia: real GDP growth is estimated to have slowed to 1.6% in the second quarter due to disruptions at export terminals caused by Cyclone Debbie in April. Growth should accelerate later in the year as exports recover and mining investment stabilizes after two years of sharp decline. Government spending on infrastructure has become a key pillar of growth recently, while residential investment is expected to become a less important driver in the next few years as the housing market cools down.
Canada: the economy grew by an estimated 3% in the second quarter, as job growth and consumer spending remained strong. Canada added 34 thousand jobs per month in the second quarter, up from 28 thousand in the first quarter. Canada has recovered from the commodity price collapse that induced a brief recession in 2015, and slack in the economy is dissipating. Considering this, and rising household debt levels, the Bank of Canada increased the overnight rate from 0.5% to 0.75% in July – its first hike since 2010.
Europe: real GDP growth in the Eurozone strengthened in the first half of 2017, growing by 1.9% in the first quarter and an estimated 2.0% in the second quarter. Growth was once again led by Spain, and now Portugal, at an estimated 3%. Germany and France grew in the 1.5-2.0% range, while Italy is still lagging most countries in the region with growth of 1%. Financial markets breathed a sigh of relief with Macron’s Presidential victory in France, with credit default swap (CDS) spreads of major Eurozone banks declining sharply. We expect recent positive momentum in the region to be sustained this year.
China: solid real GDP growth of 6.9% was reported in the second quarter as strong construction activity supported a rebound in the industrial side of the economy, including the steel and coal sectors. Slower construction activity should weigh on growth and commodity demand later in the year, but faster growth in developed markets will support manufacturing and exports. China faces risks from elevated debt levels in the corporate sector, which the government will need to address more earnestly in the coming years.
India: the economy seems to have rebounded from its demonetization shock, growing an estimated 7% in the second quarter after growing by 6.1% in the first quarter. Government spending supported growth in the first half of the year, while private investment slowed as many domestic corporations remain overleveraged. This is providing opportunities for foreign investors to bring capital and invest in key sectors like infrastructure. India also implemented a new goods and services tax law in July, which will improve tax collection, help formalize the economy, and boost interstate trade. We expect India to be the fastest growing major economy over the next decade.

Q2 2017 INTERIM REPORT 9

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
INTRODUCTION
Given the nature of our business, certain key factors impact period to period variations in our consolidated financial position and financial performance, including:

•
Our business is to invest in high quality real assets within our areas of expertise, and to sell assets in order to lock in returns and distribute capital to investors or redeploy it into other investments. Acquisitions and disposition activity may create significant variability in our financial position and performance. As an asset manager, we make most of our investments through subsidiaries and funds that we control. We combine our own capital with that of the investors in our private funds and listed partnerships, as well as co-investors and joint venture partners in certain situations, which results in varying economic ownership across our assets.

•
Our results are affected by the current economic environment; this includes GDP growth, inflation and the interest rate environment in the markets where we invest and operate, including those described in Part 1 – Overview. The results of many of our businesses are impacted by the growth in the economies where we operate, such as occupancy in our buildings or volumes in our transportation businesses. In addition, many of our businesses have inflation linked revenues through contractual rate adjustments or in the prices that we are able to charge. Changes in interest rates will impact the cost of financing our operations. In addition, our assumptions with respect to these economic factors impact our fair value estimates for investment properties and property, plant and equipment, with a corresponding impact on net income and equity, respectively.

•
A major part of our business is to utilize our operating expertise to improve our performance over time. As such, operational factors, such as business improvement initiatives, new contracts and leases, changes in financing levels and completion of development projects, impact our results period to period.

•
Due to our global footprint, we are exposed to various foreign currencies and changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations impact our operating results and our financial position. We often utilize financial contracts to mitigate the impact of these exposures.

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2017 and June 30, 2016:

	Three Months Ended			Six Months Ended
FOR PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	Change	2017	2016	Change
Revenues	$9,444	$5,973	$3,471	$15,445	$11,191	$4,254
Direct costs	(7,332)	(4,330)	(3,002)	(11,719)	(7,978)	(3,741)
Other income and gains	—	31	(31)	265	66	199
Equity accounted income	250	435	(185)	585	587	(2)
Expenses
Interest	(865)	(815)	(50)	(1,708)	(1,582)	(126)
Corporate costs	(20)	(25)	5	(45)	(48)	3
Fair value changes	213	65	148	9	417	(408)
Depreciation and amortization	(613)	(516)	(97)	(1,112)	(997)	(115)
Income taxes	(119)	(234)	115	(244)	(436)	192
Net income	958	584	374	1,476	1,220	256
Non-controlling interests	(733)	(399)	(334)	(1,288)	(778)	(510)
Net income attributable to shareholders	$225	$185	$40	$188	$442	$(254)
Net income per share	$0.19	$0.15	$0.04	$0.12	$0.38	$(0.26)
Three Months Ended June 30
Revenues increased by $3.5 billion in the current quarter compared to the same quarter in the prior year. The increase is primarily the result of recent acquisitions, which collectively contributed additional revenues of $3.7 billion this quarter, partially offset by dispositions that resulted in reduced revenues of $158 million. Impacts of recent acquisitions and dispositions are further discussed on page 12 of this report.

10 BROOKFIELD ASSET MANAGEMENT

Revenue also benefited from growth in existing operations across our businesses, driven largely by new leases in our real estate operations, inflationary tariff increases and volume improvements in infrastructure, higher generation in renewable power, and the benefits of completed development projects across the segments. In addition, pricing and volumes were higher at our panel board business in the Private Equity segment. These positive variances were offset by the dispositions of financial assets and the impact of the weakening of certain foreign currencies in which we operate against the U.S. dollar. Refer to page 16 of this report for discussion on foreign exchange.
Direct costs increased by $3.0 billion primarily due to the inclusion of $3.2 billion of costs associated with newly acquired businesses, partially offset by reduction in expenses from dispositions and benefits from operational improvements. Direct costs also increased due to increased cost at a project in our construction business.
Equity accounted income decreased by $185 million to $250 million in the current quarter due to valuation adjustments on lower quality properties in our core retail portfolio as a result of changes to cash flow assumptions. The prior year's quarter income also included a $103 million transaction gain on the purchase of additional interest at a discount of our Brazilian toll roads investment which did not recur in the current quarter. These negative variances were partially offset by contributions from recent investments, such as an increased ownership of the Brazilian toll road business and the purchase of a portfolio of office and industrial assets, as well as organic growth initiatives in our equity accounted investments.
Interest expense increased by $50 million largely due to the addition of debt within the newly acquired businesses, particularly in the infrastructure and private equity operations. We discuss the details of changes in debt and cost of borrowings in Part 4 – Capitalization and Liquidity.
Fair value gains of $213 million for the current quarter include appraisal gains in the Real Estate segment, partially offset by unrealized mark-to-market losses on foreign exchange contracts. The prior year's fair value changes included appraisal gains in our core office and opportunistic investments, partially offset by a $106 million impairment in our Private Equity segment relating to certain non-core assets in our graphite electrodes manufacturing business. We provide additional information on fair value changes on page 13.
Depreciation and amortization increased by $97 million due to the acquisition of depreciable assets, particularly the Brazilian regulated gas transmission business acquired within our Infrastructure segment.
The decrease of $115 million in income tax expense is primarily due to a higher proportion of income earned in flow-through structures where we recognize deferred taxes on our proportionate share. Our consolidated tax provision includes only our share of tax expense and does not include our partners' share in these entities.
The increase of $40 million in net income attributable to common shareholders reflects the overall increase in net income in the current quarter. A higher proportion of fair value gains was attributable to our non-controlling interests based on the ownership of the associated assets in the current quarter, therefore the increase in net income attributable to common shareholders is less than that of consolidated net income.
Six Months Ended June 30
Revenues and direct costs in the first six months of 2017 increased by $4.3 billion and $3.7 billion, respectively, compared to the same period in 2016, mainly driven by the recent acquisitions which contributed additional revenues of $4.3 billion and direct costs of $3.5 billion, as well as same-store growth across the businesses. These positive variances were partially offset by the absence of revenues and costs relating to disposed assets. Impacts of recent acquisitions and dispositions are further discussed on page 12 of this report.
Other income and gains on a year-to-date basis include a $228 million gain on the disposition of a bath and shower products manufacturing business and $37 million of realized gains associated with foreign currency contracts.
Fair value gains of $9 million in the first six months of 2017 included the items discussed above, offset by losses from lower valuation on market-valued investments, such as our investment in GGP warrants and modest appraisal reductions within our office portfolio, in the first quarter of 2017.
Equity accounted income in the first six months of 2017 remained relatively consistent compared to the prior year period, as contributions from recent investments were offset by valuation losses recorded within our equity accounted investments and the absence of the aforementioned transaction gain recorded in the prior year's quarter.
Net income attributable to shareholders was $188 million for the six months in 2017, reflecting a loss in the first quarter of 2017, as a disproportionate amount of fair value losses was attributable to common shareholders based on ownership of the associated assets.

Q2 2017 INTERIM REPORT 11

Significant Acquisitions and Dispositions
We have summarized the impact of significant acquisitions and dispositions since the second quarter of the prior year on our three and six months results below:

	Three Months Ended				Six Months Ended
FOR THE PERIODS ENDED JUN. 30, 2017 (MILLIONS)	Acquisitions		Dispositions		Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$225	$128	$(7)	$(23)	$407	$215	$(55)	$(52)
Renewable power	—	—	(5)	(4)	84	3	(8)	(1)
Infrastructure	498	156	(25)	(12)	721	189	(56)	(23)
Private equity and other	2,953	3	(121)	(24)	3,039	4	(221)	(55)
	3,676	287	(158)	(63)	4,251	411	(340)	(131)
Gains recognized in net income	—	42	—	9	—	168	—	337
	$3,676	$329	$(158)	$(54)	$4,251	$579	$(340)	$206
Acquisitions
Significant acquisitions that occurred since the second quarter of the prior year contributed additional revenues and net income of $3.7 billion and $287 million for the three months ended June 30, 2017, respectively. The increase in revenues is mainly related to our acquisition of a U.K. road fuel distribution business in the Private Equity segment, which contributed $2.8 billion of the increase. In addition to the cost of the fuel, transportation and other services, revenue and direct operating costs for the fuel distributor include a duty payable to the U.K. government, which is considered as a production cost that is incurred by the fuel distributor and charged back to customers under contracts with no associated margin.
Recent acquisitions within our Real Estate segment included several acquisitions in the U.S., including a self-storage portfolio, the privatization of a regional mall business, a portfolio of manufactured housing communities, as well as a mixed-use property in South Korea. In the current quarter, we purchased additional assets to add to our U.K. student housing portfolio that we acquired in the prior year.
We completed several investments within our Infrastructure segment that have impacted our results in the current year. In the current quarter, we completed the acquisition of a 90% ownership interest in a Brazilian regulated gas transmission business for approximately $5.2 billion through a Brookfield-led consortium. Other recent significant acquisitions included a ports business in Australia, a portfolio of toll roads in Peru and a North American gas storage business.
Our private equity business completed the acquisitions of a leading Brazilian water treatment business and the aforementioned U.K. road fuel provider, for total considerations of $1.0 billion and $533 million, respectively, in the current quarter, which resulted in the increase in revenues in the current year.
Revenues and net income for the six months ended June 30, 2017 increased by $4.3 billion and $411 million, respectively, from the aforementioned significant acquisitions. On a year-to-date basis, we recognized bargain purchase gains of $168 million from several real estate acquisitions. Refer to Note 4 to the consolidated financial statements for additional information on significant acquisitions completed in the current year.
Dispositions
Recent dispositions which impacted our current quarter's results include an Irish wind facility in our renewable power business, an electricity transmission operation and an energy distribution operation in our infrastructure business, as well as real estate investment properties. In the first quarter of 2017, we also sold a bath and shower products manufacturing business in our private equity business. These dispositions resulted in the absence of revenue and net income of $158 million and $63 million in the current quarter, respectively. Impacts of the dispositions to revenue and net income on a six-month basis in 2017 were $340 million and $131 million, respectively.
Gains recognized in net income in the first six months of 2017 mainly include a realized gain of $228 million from the aforementioned disposition of the bath and shower products manufacturing business, and a realized gain of $100 million from a sale of a 50% interest in a commercial property within our Real Estate segment.

12 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	Change	2017	2016	Change
Investment properties	$412	$312	$100	$389	$491	$(102)
General Growth Properties warrants	39	15	24	(102)	184	(286)
Impairments	(63)	(161)	98	(107)	(175)	68
Unrealized financial contracts mark-to-market	(111)	(71)	(40)	(275)	(31)	(244)
Other fair value changes	(64)	(30)	(34)	104	(52)	156
	$213	$65	$148	$9	$417	$(408)
Investment Properties
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	Change	2017	2016	Change
Core office	$(10)	$149	$(159)	$(349)	$165	$(514)
Opportunistic and other	422	163	259	738	326	412
	$412	$312	$100	$389	$491	$(102)
The overall value of our $24.9 billion core office portfolio remains consistent in the current quarter. Valuation gains in the New York, Sydney and Toronto office portfolios as a result of improved cash flow projections and higher market appraisals were offset by losses due to lower rent assumptions in commodity-based markets of Houston and Calgary. The prior year gain relates to positive leasing at our office buildings in New York, along with the advancement of development projects and related leasing in London and Washington, D.C. The six-month valuation losses of $349 million relate to reductions in our U.S. portfolio in the first quarter of 2017 as a result of changes in valuation metrics and leasing activity.
Appraisal gains of $422 million within our opportunistic properties in the current quarter pertain to higher valuations based on increases in cash flow projections and recent appraisals in the industrial and multifamily portfolios. The same quarter in the prior year included gains in the multifamily portfolio associated with increased rents on completed renovations. The six-month valuation gains of $738 million also include higher valuations based on increases in rental rates, improved market conditions in India, as well as gains on newly acquired assets.
We discuss the key valuation inputs of our investment properties in Part 5 – Additional Information.
GGP Inc. ("GGP") Warrants
The change in fair value of our GGP warrants resulted in a gain of $39 million during the second quarter of 2017, primarily due to an increase in GGP’s share price compared to the prior quarter. This gain was partially offset by our share of loss on the corresponding increase in the warrant liability recorded by GGP, which is included in equity accounted income. These warrants are convertible into approximately 76 million common shares of GGP as of June 30, 2017 and will expire in November 2017.
Impairments
Impairment losses of $63 million in the current quarter primarily relate to a $23 million impairment recognized in our Private Equity segment relating to an oil and gas company that has been classified as held for sale and a $33 million provision at our Brazilian residential operations. In the prior year's quarter, we recognized a $106 million impairment in our Private Equity segment relating to certain non-core assets in our graphite electrodes manufacturing business that were subsequently sold, as well as $56 million of inventory impairments and other provisions at our Brazilian residential operations.
Unrealized Financial Contracts Mark-to-Market
Losses of $111 million and $71 million in the current and prior year's quarter, respectively, relate to valuations recorded on our power, interest rate and foreign currency contracts.

Q2 2017 INTERIM REPORT 13

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2017 and December 31, 2016:

(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Change
Assets
Investment properties	$56,827	$54,172	$2,655
Property, plant and equipment	46,034	45,346	688
Equity accounted investments	26,293	24,977	1,316
Cash and cash equivalents	4,429	4,299	130
Other financial assets	16,181	13,833	2,348
Intangible assets	14,167	6,073	8,094
Other assets	14,252	11,126	3,126
Total Assets	$178,183	$159,826	$18,357
Liabilities
Borrowings and other non-current financial liabilities	$81,519	$72,650	$8,869
Other liabilities	22,619	17,488	5,131
Equity
Preferred equity	3,949	3,954	(5)
Non-controlling interests	47,767	43,235	4,532
Common equity	22,329	22,499	(170)
Total Equity	74,045	69,688	4,357
	$178,183	$159,826	$18,357
Consolidated assets at June 30, 2017 were $178.2 billion, an increase of $18.4 billion since December 31, 2016, largely due to significant acquisitions discussed on page 12, particularly the Brazilian regulated gas transmission business and the Brazilian water treatment business that contributed total assets of $6.7 billion and $4.2 billion, respectively. The increase is partially offset by dispositions and depreciation. Information regarding significant acquisitions and their impacts on the balance sheet is provided in Note 4 to the consolidated financial statements.
Investment properties include primarily the company's office, retail and opportunistic properties. On a year-to-date basis, investment properties increased from acquisitions and additions which totaled $3.6 billion, as well as gains from valuation and foreign currency translation of $1.2 billion, partially offset by dispositions of assets for $2.1 billion. We provide a continuity of investment properties in Note 8 to the consolidated financial statements.
Equity accounted investments increased by $1.3 billion primarily from the contribution of $585 million in equity accounted income and $649 million from additions and acquisitions, net of disposals, including the increase in ownership of our Brazilian toll road portfolio and our North American gas transmission business, as well as partial acquisitions of core office assets. In addition, the impact of foreign exchange further increased the balance.
Property, plant and equipment increased by $688 million since year end, mainly as a result of the acquisitions of the Brazilian regulated gas transmission business and the Brazilian water treatment business. We provide a continuity of property, plant and equipment in Note 9 to the consolidated financial statements.
The aforementioned acquisitions also contributed an increase in other financial assets and intangible assets of $2.3 billion and $8.1 billion, respectively. Other financial assets consist of accounts receivable and other financial assets, and intangible assets consist primarily of concession agreements.
Other assets comprise inventory, goodwill, deferred income tax assets and assets classified as held for sale. The balance of inventory, goodwill and deferred income tax assets increased by $1.6 billion due to acquisitions completed in the year, while the increase of $852 million in assets held for sale mainly related to a U.K. office tower and an oil and gas business in our Private Equity segment based on management's plan to sell the assets in the next twelve months.
Borrowings and other non-current financial liabilities increased by $8.9 billion since year end, primarily as a result of additional property-specific borrowing and subsidiary borrowing of $4.8 billion and $1.9 billion, respectively. Non-current accounts payable and other liabilities also increased by $1.7 billion mainly due to the acquisitions in the year. Refer to Part 4 – Capitalization and Liquidity.

14 BROOKFIELD ASSET MANAGEMENT

Other liabilities include current accounts payable, deferred income tax liabilities, subsidiary equity obligations and liabilities associated with assets held for sale. The balance increased in the year mainly due to additional current accounts payable and other liabilities assumed in recent acquisitions and deferred income tax liabilities recorded in business combinations as the tax bases of the net assets acquired were lower than their fair values.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	Total
Common equity, beginning of period	$22,499
Changes in period
Net income to shareholders	188
Common dividends	(372)
Preferred dividends	(71)
Foreign currency translation	41
Other comprehensive income items	125
Share repurchases, net of option issuances	(19)
Ownership changes and other	(62)
(170)
Common equity, end of period	$22,329
Common equity decreased by $170 million to $22.3 billion during the year. Net income attributable to shareholders for the first six months of the year totaled $188 million. We distributed $443 million to shareholders as common and preferred share dividends in the six months ended June 30, 2017, including a special dividend distribution from the spin-off of an insurance company. These were offset by foreign currency translation gains of $41 million as a result of strengthening of certain non-U.S. currencies since year end.
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third party interests in Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016
Brookfield Property Partners L.P.	$19,253	$18,790
Brookfield Renewable Partners L.P.	8,757	8,879
Brookfield Infrastructure Partners L.P.	10,839	7,710
Brookfield Business Partners L.P.	3,399	2,173
Other participating interests	5,519	5,683
	$47,767	$43,235
Non-controlling interest increased by $4.5 billion to $47.8 billion as at June 30, 2017. The increase was driven by comprehensive income attributable to non-controlling interest which totaled $1.2 billion, as well as net issuances of equity to non-controlling interest totaling $4.2 billion related to acquisitions completed in the year. These increases were offset by $1.6 billion in cash consideration distributed to non-controlling interests.

Q2 2017 INTERIM REPORT 15

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE PERIODS ENDED JUN. 30	Period end rates			Average Rate
				Three Months Ended			Six Months Ended
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Australian dollar	0.7687	0.7197	7%	0.7508	0.7457	1%	0.7545	0.7344	3%
Brazilian real	3.3080	3.2595	(1)%	3.2175	3.5075	8%	3.1807	3.7010	14%
British pound	1.3026	1.2357	5%	1.2800	1.4350	(11)%	1.2597	1.4336	(12)%
Canadian dollar	0.7716	0.7439	4%	0.7439	0.7762	(4)%	0.7497	0.7529	—%
Currency exchange rates relative to the U.S. dollar at the end of the second quarter of 2017 were higher than December 31, 2016, for most of our significant non-U.S. dollar investments, with the exception of the Brazilian reais, which increases the carrying values of the assets and liabilities from our subsidiaries or investments in these regions. As at June 30, 2017, our common equity of $22.3 billion was invested in the following currencies: United States dollars – 49%; British pounds – 16%; Brazilian reais – 18%; Australian dollars – 7%; Canadian dollars – 4%; and other currencies – 6%.
Impact of foreign currency translation on equity, including those attributable to non-controlling interests for the three and six months ended June 30, 2017 reduced equity by $730 million and $87 million, respectively. The reduction in equity in the current quarter was primarily the result of the weakening of the Brazilian real relative to the U.S. dollar. The spot rate of the Brazilian real declined more than 4% since the first quarter of 2017, which when combined with increased equity from the acquisitions in the current quarter, resulted in the in-quarter loss of $709 million.
We use financial contracts and foreign currency debt to reduce exposures to most foreign currencies. Accordingly, changes in currency hedging valuations include changes in the value of these instruments. We are largely hedged against the Australian, British and Canadian currencies with the result that the gains in the quarter were offset by these currency hedges. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts, which resulted in an overall reduction from foreign currency translation in the year.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Australian dollar	$49	$(186)	$381	$81
Brazilian real	(709)	797	(525)	1,423
British pound	320	(663)	445	(857)
Canadian dollar	251	140	343	639
Other	(72)	101	279	671
	(161)	189	923	1,957
Currency hedges	(569)	388	(1,010)	(65)
	$(730)	$577	$(87)	$1,892
Attributable to:
Shareholders	$(170)	$169	$41	$610
Non-controlling interests	(560)	408	(128)	1,282
	$(730)	$577	$(87)	$1,892
Average currency exchange rates impact the U.S. dollar equivalent of revenues and net income from our non-U.S. operations on a comparative basis. During the three and six months ended June 30, 2017, the British pound and Canadian dollar have weakened relative to the U.S. dollar, decreasing the U.S. dollar equivalent of revenue and net income in these currencies in the current period compared to the prior year period, partially offset by the strengthening of the Australian dollar and the Brazilian real.

16 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our clients, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2017		2016				2015
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$9,444	$6,001	$6,935	$6,285	$5,973	$5,218	$5,538	$5,056
Net income	958	518	97	2,021	584	636	1,187	845
Net income (loss) to shareholders	225	(37)	173	1,036	185	257	678	289
Per share
- diluted	$0.19	$(0.08)	$0.14	$1.03	$0.15	$0.23	$0.66	$0.26
- basic	0.20	(0.08)	0.15	1.05	0.16	0.23	0.67	0.27
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2017		2016				2015
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$213	$(204)	$(488)	$(59)	$65	$352	$594	$389
Income taxes	(119)	(125)	(211)	992	(234)	(202)	(218)	(145)
Net impact	$94	$(329)	$(699)	$933	$(169)	$150	$376	$244
Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including a regulated gas transmission operation and a leading water treatment business, both in Brazil, and a U.K. road fuel provider.
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by impairments of $530 million on certain financial assets as a result of lower valuations based on public market prices in our private equity operations. The quarter also included realized carried interest of $149 million, net of associated costs.

Q2 2017 INTERIM REPORT 17

In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic real estate assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.
In the fourth quarter of 2015, we recorded $594 million of fair value gains related to our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.
In the third quarter of 2015, we acquired a U.K. resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.

18 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures
The following sections utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others.
We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, and net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions. Operating measures and their respective definitions are provided on pages 40 to 42 of our December 31, 2016 annual report.
Total FFO is a non-IFRS measure. A reconciliation of net income to total FFO is provided in Part 5 – Additional Information of this report.

Q2 2017 INTERIM REPORT 19

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents segment revenues, FFO and common equity by segment on a period-over-period basis for comparison purposes:

AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Segment Revenues[1]			Segment FFO[2]			Common Equity by Segment
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Asset management	$353	$292	$61	$231	$190	$41	$338	$328	$10
Real estate	1,757	1,697	60	661	275	386	16,792	16,727	65
Renewable power	654	617	37	65	37	28	4,702	4,826	(124)
Infrastructure	1,042	554	488	84	111	(27)	2,571	2,697	(126)
Private equity	5,453	2,532	2,921	62	105	(43)	2,867	2,862	5
Residential development	499	565	(66)	(30)	(7)	(23)	2,749	2,679	70
Corporate activities	73	64	9	(47)	(74)	27	(7,690)	(7,620)	(70)
	$9,831	$6,321	$3,510	$1,026	$637	$389	$22,329	$22,499	$(170)

1.
Segment revenues include inter-segment revenues, which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(b) of the consolidated financial statements for a reconciliation of segment revenues to external revenues
2.
Total segment funds from operation is a non-IFRS measure. Please refer to Reconciliation of Net Income to Total Segment FFO presented in Part 5 – Additional Information

Total segment revenues and FFO were $9.8 billion and $1.0 billion, respectively, in the second quarter of 2017, compared to $6.3 billion and $637 million, respectively, in the prior year quarter. FFO includes realized disposition gains of $464 million in the quarter compared to $123 million in the prior period. Further discussion of segment revenues, FFO and common equity by segment are discussed below.
ASSET MANAGEMENT
Asset management operations consist of managing listed partnerships, private funds and public securities portfolios. As at June 30, 2017, we managed $117 billion of fee bearing capital, of which $91 billion was from clients and $26 billion was from the Corporation. The following table summarizes fee bearing capital:

AS AT JUN. 30, 2017 AND DEC. 31, 2016 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Securities	Total 2017	Total 2016
Real estate	$21,379	$20,152	$—	$41,531	$44,589
Renewable power	12,687	6,907	—	19,594	18,690
Infrastructure	18,456	17,974	—	36,430	28,909
Private equity	2,423	5,017	—	7,440	6,811
Other	—	—	12,259	12,259	10,577
June 30, 2017	$54,945	$50,050	$12,259	$117,254	n/a
December 31, 2016	$49,375	$49,624	$10,577	n/a	$109,576

1. Includes Brookfield capital of $26 billion (December 31, 2016 – $22 billion) in listed partnerships and $0.4 billion (December 31, 2016 – $0.3 billion) in private funds
Listed Partnerships: We manage $55 billion of fee bearing capital in publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU and Acadian Timber Corp. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities, and incentive distributions and performance fees. Incentive distributions for BPY, BEP and BIP are equal to a portion of the increases in partnership distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above $25.00, subject to an escalating threshold that resets with each payment.
Private Funds: We manage $50 billion of fee bearing capital in 38 private funds, of which eight are in their investment period. Closed-ended private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Open-ended private capital has no defined end date, however, clients may redeem their capital upon request subject to certain provisions and restrictions determined in the fund agreements. Our private fund investor base consists of approximately 465 global investors with an average commitment of $110 million. We are compensated for managing these private funds through base fees, which are generally determined on both called and uncalled commitments. We are also generally entitled to receive carried interest, which represent a portion of realized investment returns provided that clients receive a minimum predetermined return.

20 BROOKFIELD ASSET MANAGEMENT

Public Securities: We manage $12 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base management and performance fees.
The principal changes to our fee bearing capital in the quarter are set out in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, March 31, 2017	$52,102	$49,744	$11,268	$113,114
Inflows	—	3,536	817	4,353
Outflows	—	—	(102)	(102)
Distributions	(568)	(117)	—	(685)
Market valuation	3,491	67	276	3,834
Other	2,423	(15)	—	2,408
Change	5,346	3,471	991	9,808
BPY managed capital[1]	(2,503)	(3,165)	—	(5,668)
Balance, June 30, 2017	$54,945	$50,050	$12,259	$117,254

1.
Represents the removal of listed partnership and private fund capital managed by BPY, respectively, at the end of the quarter which reflects the privatization of the our previously listed fund BOX and the reclassification of several BPO private funds in order to simplify our reporting

Fee bearing capital increased by $4.1 billion during the quarter.
Our listed partnership unit prices increased, resulting in a $3.5 billion increase in capitalization. Net subsidiary borrowings included in capitalization values increased by $2.4 billion due to the deployment of cash into several investments. These increases were partially offset by $568 million of distributions to unitholders.
Private fund inflows of $3.5 billion include an additional close in our latest real estate finance fund as well as $3.1 billion of co-investment capital relating to acquisitions completed by our infrastructure and private equity funds, which was partially offset by return of capital of $117 million across several funds.
Fee bearing capital was reduced by $5.7 billion consisting of listed partnership and private fund capital managed by BPY at the end of the quarter. This reflects the privatization of our previously listed fund Brookfield Canada Office Properties ("BOX") and the reclassification of several legacy Brookfield Office Properties ("BPO") private funds in order to simplify our reporting.
Public securities inflows of $817 million, due to positive flows in our real estate focused mutual funds and managed accounts, and market appreciation of $276 million in quarter were partially offset by $102 million of redemptions.
Summary of Operating Results
Asset management revenues include fee related earnings and carried interest earned by us in respect of capital managed for investors including the capital invested by us in the listed partnerships. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities.
The following table disaggregates our asset management segment revenues and FFO into fee related earnings and realized carried interest to facilitate analysis. We have provided additional detail, where referenced, to explain significant variances from the prior period.

		Segment Revenues		Segment FFO
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Ref.	2017	2016	2017	2016
Fee related earnings	i	$353	$292	$231	$190
Realized carried interest	ii	—	—	—	—
		$353	$292	$231	$190

Q2 2017 INTERIM REPORT 21

i.	Fee Related Earnings
The following table further disaggregates fee related earnings in order to facilitate analysis of this component of our segment FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016
Fee revenues
Base management fees	$268	$267
Incentive distributions	37	25
Performance fees	25	—
Transaction and advisory fees[1]	23	—
	353	292
Direct costs and other[1]	(122)	(102)
Fee related earnings	$231	$190

1. Transaction and advisory fees and direct costs for 2016 have been restated to reclassify advisory fee earnings derived from business activities that are owned by BBU to our Private Equity segment
Fee related earnings increased by $41 million as higher capitalization and distributions in our listed partnership increased base management fees and incentive distributions earned by 34% and 48%, respectively. We also earned our first performance fee from BBU this quarter, which contributed $25 million. These were partially offset by catch-up fees, which are earned from clients on fundraising closes subsequent to the first close of certain private funds, in the prior year quarter whereas the current quarter did not have any of these fees. In addition, we incurred higher costs as we expanded our operations.
Base management fees remained consistent at $268 million compared to $267 million in the second quarter of 2016. Our private funds contributed $112 million of base fees, compared to $142 million the 2016 period. The prior year quarter private fund fees included catch-up fees of $31 million as well as $5 million of private fund fees in the prior year quarter that are now earned as listed partnership fees as a result of the spin-off of BBU. Excluding the impact of these fees, private fund base fees increased due to higher levels of fee bearing capital as a result of capital raised in the last twelve months. This increase was partially offset by base fees reductions relating to capital outflows and distributions. Base management fees from our listed partnerships increased by $34 million from the prior year quarter to $135 million, which includes $129 million of base management fees from BPY, BIP, BEP and BBU, as a result of higher capitalization levels and the inclusion of fees from BBU.
We received $37 million of incentive distributions from BIP, BEP and BPY, representing a 48% increase from the second quarter of 2016. The growth represents our share, as manager, of increases in unit distributions by BIP, BEP and BPY of 11%, 5% and 5%, respectively. Both BIP and BEP’s distributions have surpassed both of their respective incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. BPY pays incentive distributions of 15% as its current annualized distribution of $1.18 per unit surpasses first distribution hurdle of $1.10 per unit. We earned $25 million of performance fees from BBU during the quarter, representing our first performance fee earned from managing this entity. BBU pays a performance fee equal to 20% of unit price increases above $25.00, subject to an escalating threshold that resets with each payment which has now been increased to $26.17. Transaction and advisory fees of $23 million represent fees earned on co-investments.
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by 20% to $122 million due to expansion in our operations and include $2 million of non-controlling interests in fee related earnings recorded by partially owned entities (2016 – $4 million).

ii.	Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements. Unrealized carried interest represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure and we provide a reconciliation of realized carried interest to unrealized carried interest generated in Part 5 – Additional Information of this report.

22 BROOKFIELD ASSET MANAGEMENT

The amounts of unrealized carried interest and associated costs are shown in the following table:

	2017			2016
AS AT AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of period	$1,064	$(354)	$710	$795	$(263)	$532
In-period change
Generated[1]	155	(30)	125	130	(47)	83
Unrealized balance, end of period	$1,219	$(384)	$835	$925	$(310)	$615

1. Unrealized carried interest generated in period. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end
Investment performance in our private funds generated $155 million of unrealized carried interest during the quarter. Prior to the impact of foreign currencies on our non-U.S. dollar fund investments, we generated $181 million of unrealized carried interest compared to $120 million in the prior year quarter, a 51% increase, as investments within all of our latest flagship private funds have commenced generating carry. In addition, previously deployed capital within our carry eligible capital base is generating higher levels of investment returns this quarter. These increases were partially offset by investments disposals within the private funds, the proceeds of which were returned to clients over the last twelve months.
Accumulated unrealized carried interest totaled $1.2 billion at June 30, 2017. We estimate that approximately $384 million of associated costs will arise on the realization of the amounts accumulated to date. The funds that comprise the current unrealized carried interest have a weighted-average term to realization of six years. Recognition of carried interest is dependent on future investment performance.
REAL ESTATE
Overview
We own virtually all of our commercial real estate assets through our 64% economic ownership interest in BPY, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.8 billion at June 30, 2017, based on public pricing. BPY owns real estate assets directly as well as through private funds that we manage. We also own $1.3 billion of preferred shares of BPY which yield approximately 6.2% based on their redemption value.
BPY’s operations are principally organized as follows:
Core office properties: We own interests in and operate commercial office portfolios, consisting of 146 properties totaling 99 million square feet of office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin. We also develop office properties on a selective basis; active development projects consist of interests in 15 sites totaling 11 million square feet.
Core retail properties: Our core retail portfolio consists of interests in 126 regional malls and urban retail properties totaling 123 million square feet in the United States, which are held through our 22% fully diluted equity accounted interest in GGP. Our retail mall portfolio has a redevelopment pipeline with approximately $439 million of development costs on a proportionate basis.
Opportunistic: We own and operate a global portfolio of real estate investments which are targeted to achieve higher returns than our core office and retail portfolios. Our opportunistic portfolio consists of high quality assets with operational upside across various asset classes including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing.

Q2 2017 INTERIM REPORT 23

The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other real estate investments, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Segment Revenues		Segment FFO		Common Equity by Segment
AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Property Partners
Equity units[1]	i	$1,489	$1,293	$173	$163	$15,240	$15,371
Preferred shares		19	19	19	19	1,265	1,265
		1,508	1,312	192	182	16,505	16,636
Other real estate investments		249	385	5	13	287	91
Realized disposition gains	ii	—	—	464	80	—	—
		$1,757	$1,697	$661	$275	$16,792	$16,727

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 64% of BPY

FFO from BPY, including preferred shares, increased to $192 million in the current quarter. The results benefited from recent acquisitions within our opportunistic real estate fund, leasing activity in our core office and retail portfolios as well as one-time settlement gains, partially offset by the impact of dispositions. In addition, the prior year quarter included revenue and FFO related to the sale of three merchant developments that did not recur in the current year quarter, impacting the results of BPY and other real estate investments, which consists primarily of directly held real estate assets, associated borrowings and preferred share obligations. The current quarter’s FFO also included larger realized disposition gains, mainly from the sale of an office tower in New York.
i.    Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016
Core office	$162	$150
Core retail	119	108
Opportunistic	96	110
Corporate	(119)	(118)
Attributable to unitholders	258	250
Non-controlling interests	(81)	(80)
Segment reallocation and other	(4)	(7)
Brookfield’s interest	$173	$163

BPY’s FFO for the second quarter of 2017 was $258 million, of which our share was $173 million compared to $163 million in the prior year quarter.

Core office FFO increased by $12 million to $162 million due to same-store FFO growth of 2.0%, primarily derived from lease commencements at Lower Manhattan, as well as a $32 million settlement gain related to historic legal disputes. These positive variances were partially offset by the absence of FFO from assets sold and the impact of foreign exchange, particularly from the depreciation of the British pound.
Total consolidated in-place net rents increased by 3.4% from year end to $28.82 per square foot as a result of leasing activities. Total consolidated occupancy increased to 90.9%, 20 basis points higher than the same quarter in the prior year. Overall in-place net rents are currently 14% below market net rents.
On a total portfolio basis, we leased approximately 3.9 million square feet at average in-place net rents of $37.93 per square foot since year end, which was 31% higher than expiring net rents of $28.92 per square foot.

24 BROOKFIELD ASSET MANAGEMENT

We currently have 11 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, ICD Dubai as well as 100 Bishopsgate, One Bank and London Wall Place in London U.K. Office development assets are 49% pre-leased in aggregate and we estimate an additional cost of $2.6 billion to complete construction.
BPY’s core retail FFO, which is derived from its ownership interest in GGP, increased by $11 million to $119 million in the current quarter, mainly due to positive same-store growth. GGP also generated $9 million of FFO from condo sales at a Hawaiian property as the business pursues complimentary development at its properties as an additional source of revenue. These types of developments also provide the added benefit of increased retail traffic as population densifies around the mall. Our same-store retail portfolio occupancy rate was 94.6% as at June 30, 2017, a decrease of 50 bps from June 30, 2016, as a small number of tenant bankruptcies impacted occupancy, although much of this space has been subsequently re-leased. Lease commencements on a same-store basis resulted in an increase in in-place rents to $62.81 at June 30, 2017 from $61.52 at June 30, 2016. Initial and average lease spreads on signed leases which commenced since the second quarter of the prior year were 10.0% and 20.1% compared to expiring leases on a suite-to-suite basis.
BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets was $96 million in the current quarter. FFO benefited from same-store growth in our industrial, retail, and Brazil and India office portfolios, as well as capital deployed over the course of the last year, including the acquisitions of a Korean mixed-use complex, the privatization of a U.S. regional mall portfolio, a U.K. student housing portfolio and a manufactured housing portfolio in the U.S. These positive variances were more offset by the absence of FFO from the merchant development sales in the prior year quarter and dispositions of mature assets, as well as the negative impact of foreign exchange.

ii.	Realized Disposition Gains
Realized disposition gains of $464 million in the current quarter relate to the disposition of 245 Park Avenue, an office building in midtown Manhattan, while the gains of $80 million in the prior year quarter included the sale of a partial interest in a core office property in Lower Manhattan, as well as asset sales in the opportunistic funds.
Common Equity by Segment
Our Real Estate segment consists largely of investments in commercial real estate businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment was $16.8 billion as of June 30, 2017 (December 31, 2016 – $16.7 billion) as the positive contributions from FFO and valuation gains of our investment properties were partially offset by distributions paid.
RENEWABLE POWER
Overview
We hold our renewable power operations primarily through a 60.3% economic ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $9.6 billion at June 30, 2017, based on public pricing. On July 6, 2017, BEP completed an issuance of 13.2 million units for approximately C$550 million, of which Brookfield acquired 4.9 million units, increasing our capital investment although diluting our economic interest from 61.3% to 60.3%. BEP owns one of the world’s largest publicly traded renewable power portfolios diversified across 15 power markets in North America, Colombia, Brazil and Europe.
BEP’s operations are principally organized as follows:
Hydroelectric: We own and operate 218 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,478 MW of installed capacity and annual long-term average generation of 20,741 gigawatt hours (“GWh”) on a proportionate basis.
Wind energy: We own and operate 36 wind facilities in North America, Europe and Brazil. Our wind energy operations have 1,468 MW of installed capacity and long-term average generation of 2,506 GWh on a proportionate basis.
We arrange for the sale of North American power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

Q2 2017 INTERIM REPORT 25

The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Renewable Partners[1]	i	$693	$637	$108	$62	$3,642	$3,793
Brookfield Energy Marketing[2]	ii	(39)	(20)	(43)	(25)	1,060	1,033
		$654	$617	$65	$37	$4,702	$4,826

1.
Brookfield’s pro-forma interest in BEP, including the impact of the equity issuance on July 6, 2017, consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 60.3% of BEP
2.
Segment revenues in BEMI represents the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted and uncontracted basis

Renewable power revenues and FFO increased during the quarter as a result of higher hydroelectric generation in North America, partially offset by lower revenues and FFO derived from BEMI as a result of a shift in the mix of generation purchased and sold between the markets in which we operate.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Segment FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND $MILLIONS)	2017	2016	2017	2016	2017	2016
Hydroelectric	6,096	4,630	5,709	5,610	$218	$133
Wind energy	579	525	641	667	24	28
Corporate and other	44	42	52	59	(61)	(56)
	6,719	5,197	6,402	6,336	181	105
Non-controlling interest and other[2]					(73)	(43)
Brookfield’s interest					$108	$62

1. Proportionate to Brookfield Renewable Partners 2. Includes incentive distributions paid to Brookfield of $7 million (2016 – $5 million) as the general partner of BEP
FFO increased $76 million quarter over quarter primarily as a result of higher overall hydroelectric generation as well as incremental contributions from facilities commissioned over the last twelve months.
Generation for the three months ended June 30, 2017 totaled 6,719 GWh, on a proportionate basis to BEP, above the long-term average ("LTA") of 6,402 GWh and an increase of 29% GWh compared to the prior year.
Hydroelectric generation was 6,096 GWh, above the long-term average of 5,709 GWh and an increase of 32% compared to the prior year. The increase is primarily attributable to higher generation in our North American operations as a result of spring melt and heavy rainfall throughout the region compared to prior year. In Colombia, the impact of improved hydrology conditions increasing generation was offset by a decrease in market prices as a result of the increase in supply as that market is largely driven by hydroelectric production. In Brazil, higher market prices were partially tempered by the impact of lower generation.
Generation from the wind portfolio of 579 GWh was below the long-term average of 641 GWh but higher than prior year of 525 GWh. Overall higher generations in Ontario and California were partially offset by a decrease in generation in Europe as result of the disposition of wind farms in Ireland. In addition, the prior year quarter included a $6 million gain related to a legal settlement with neighboring wind facilities in the U.S.
The corporate and other activities FFO deficit increased to $61 million (2016 – $56 million) as a result of higher management fees. Corporate and other activities includes interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

26 BROOKFIELD ASSET MANAGEMENT

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP. We are entitled to sell the power we purchase from BEP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.
The FFO deficit from BEMI increased by $18 million to $43 million during the quarter due to the increase in power purchased from BEP in the U.S. northeast markets, where we realized negative margins on resale, as a result of increased generation by BEP. We did, however, benefit from the increased generation on BEP's results which mitigates this loss. In the current quarter, generation from New York facilities increased by 475 GWh from the prior year quarter, further reducing FFO as margins were unfavorable in this market relative to other North American markets. In addition, short-term contracts in the current year were secured in 2015 when prices were lower relative to the contracts applicable in the prior year quarter, resulting in lower average realized pricing in the current period.
BEMI purchased approximately 2,790 GWh (2016 – 1,951 GWh) of electricity from BEP during the second quarter of 2017 at an average price of $68 per MWh (2016 – $67 per MWh), and sold this power at an average price, including ancillary revenues, of $53 per MWh (2016 – $54 per MWh).
Approximately 921 GWh of power sales were pursuant to long-term contracts at an average price of $83 per MWh (2016 – 554 GWh and $85 per MWh). The balance of approximately 1,869 GWh was sold in the short-term market at an average price of $38 per MWh, including ancillary revenues (2016 – 1,397 GWh and $42 per MWh). Ancillary revenues, which include capacity payments, green credits and revenues generated for the peaking ability of our plants, totaled $24 million (2016 – $22 million), adding $9 per MWh (2016 – $11 per MWh) to average realized prices on short-term power sales in the current quarter.
Common Equity by Segment
Segment equity was $4.7 billion at June 30, 2017, a slight decrease from December 31, 2016 due to the impact of income more than offset by distributions. Our invested capital is represented primarily by the property, plant and equipment ("PP&E") deployed in our generation facilities. We record renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters.
INFRASTRUCTURE
Overview
Our infrastructure operations are held primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $15.1 billion at June 30, 2017, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.
BIP’s operations are organized as follows:
Utilities: consists of regulated transmission, regulated distribution and regulated terminal operations. These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.
Transport: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Certain of these operations, such as our toll roads, are awarded by governments in the form of concessions. Approximately 80% of our transport operations are supported by long-term contracts or regulation.
Energy: consists of systems that provide energy transmission, storage services and distribution. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.
Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid fees. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.

Q2 2017 INTERIM REPORT 27

The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Segment Revenues		Segment FFO		Common Equity by Segment
AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Infrastructure Partners[1]	i	$975	$483	$80	$62	$1,783	$1,934
Sustainable resources		67	71	4	6	788	763
Realized disposition gains		—	—	—	43	—	—
		$1,042	$554	$84	$111	$2,571	$2,697

1.
Brookfield’s interest in BIP consist of 108.4 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units; together representing an economic interest of 30% of BIP

Revenue and FFO in our Infrastructure segment increased primarily due to acquisitions completed within BIP during the past twelve months in Brazil, Australia and Peru. Same-store FFO increased by 10% on a constant currency basis due to the contribution of development projects, as well as the benefits of increased tariffs and higher volumes across the operations, partially offset by a lower regulated return at our Australian regulated terminal, the impact of foreign exchange and higher management fees.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016
Utilities	$168	$100
Transport	134	102
Energy	43	43
Communications infrastructure	19	19
Corporate and other	(69)	(34)
Attributable to unitholders	295	230
Non-controlling interests and other[1]	(215)	(168)
Brookfield’s interest	$80	$62

1. Includes incentive distributions paid to Brookfield of $28 million (2016 – $19 million) as the general partner of BIP
BIP recorded $295 million of FFO in the second quarter of 2017, a 28% increase from the prior year, benefiting from contributions from new investments most notably our recently acquired Brazilian regulated gas transmission business, same-store growth from operational improvements across the business as well as the increased ownership in our Brazilian toll road operations. These increases were partially offset by the impact of foreign exchange and higher management fees.
FFO from our utilities operations increased by $68 million to $168 million primarily from acquisition of our Brazilian regulated gas transmission business, strong connections activity in our U.K. utility business, as well as inflation indexation and capital commissioned into rate base across the operations, partially offset by the sale of an electricity transmission business during the fourth quarter of 2016 and lower regulated return at our Australian coal terminal.
Transport FFO increased by $32 million to $134 million primarily driven by higher tariffs and volumes across a number of operations, higher ownership in our Brazilian toll road operations and the contributions from newly acquired assets over the last twelve months, including our Australian ports business and toll roads in Peru. These increases were partially offset by the impact of foreign exchange.
FFO from our energy operations remained consistent at $43 million due primarily to our increased ownership interest and improved volumes associated with newly secured contracts at our North American natural gas transmission business, offset by the absence of FFO from the U.K. gas distribution business which was sold in second quarter of 2016.
Our communications infrastructure FFO remained constant over the prior year at $19 million as the benefits of growth capital projects were offset by higher interest expense as we refinanced acquisitions with higher cost long-term debt.
Corporate and other FFO was a deficit of $69 million compared to a deficit of $34 million in the prior year due to higher base management fees and interest expense from higher debt balances utilized to fund acquisitions.

28 BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment
Segment equity was $2.6 billion at June 30, 2017 (December 31, 2016 – $2.7 billion) as the contributions from earnings and positive currency revaluation were offset by distributions paid. Segment equity primarily represents our net investment in infrastructure PP&E, as well as certain concessions. Infrastructure PP&E is recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation than in our Real Estate and Renewable Power segments and revaluation items are typically only recorded at year end.
PRIVATE EQUITY
Our private equity operations are held primarily through our 75% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $2.9 billion at June 30, 2017. We also own certain businesses directly, including a 41% interest in Norbord Inc. ("Norbord"), which is one of the world’s largest producers of oriented strand board (“OSB”).
BBU’s operations are principally organized as follows:
Construction services: We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction at a defined price.
Business services: Our business services operations consist primarily of road fuel distribution and marketing, commercial and residential real estate services and facilities management for corporate and government clients. These services are typically provided under medium to long-term contracts. Services activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.
Energy: Our energy operations are primarily comprised of oil and gas exploration and production, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada. Our energy business also includes energy-related service operations in Canada.
Industrial operations: Our industrial operations consist primarily of water treatment, manufacturing and mining activities, which are made up of capital intensive businesses with significant barriers to entry and requires technical expertise to build and operate profitably. Our water distribution activities include a leading Brazilian water treatment, collection and treatment business. Our manufacturing activities include a leading manufacturer of graphite electrodes and a comprehensive range of infrastructure products and engineered construction solutions. Our mining activities include interests in specialty metal and aggregated mining operations in Canada.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord and other investments as well as disposition gains, if any. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Business Partners[1]	i	$4,879	$2,008	$13	$57	$1,928	$1,865
Norbord	ii	536	447	56	31	330	276
Other investments		38	77	(7)	17	609	721
		$5,453	$2,532	$62	$105	$2,867	$2,862

1. Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation
Revenues generated from our private equity operations increased by $2.9 billion primarily as a result our acquisition of a U.K road fuel distribution business in the quarter, which disproportionately increased revenues by $2.7 billion. Excluding the impact of this business, revenues increased due to the acquisition of a leading Brazilian water treatment business at BBU, improved price and volume variances at our industrial operations segment as well as higher OSB pricing and volume at Norbord. These increases were partially offset by the sale of our bath and shower products manufacturing business in the first quarter of 2017 and margin compression in an Australian project in our construction services operations. Total FFO decreased by $43 million as a result of previously discussed variances, lower ownership of BBU following its spin-off near the end of the second quarter of 2016, and the absence of interest income on debt securities that were converted into equity in the fourth quarter of 2016.

Q2 2017 INTERIM REPORT 29

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016
Construction services	$12	$25
Business services	17	15
Energy	11	17
Industrial operations	8	2
Corporate and other	(5)	(1)
Brookfield Business Partners	43	58
Performance fees	(25)	—
Non-controlling interests	(5)	(1)
Brookfield’s interest	$13	$57
BBU generated $43 million of FFO, representing a $15 million decrease from the prior period. Contributions from our industrial operations, which benefited from the acquisition made during the quarter as well as improved pricing and volume variances, were more than offset by lower ownership of BBU since its spin-off in the second quarter of last year, lower results within the construction services and energy operations, as well as higher corporate costs due to management fees incurred by BBU following its spin-off.
Construction services FFO decreased by $13 million largely due to an in-period adjustment on a project in Australia to account for reduction in expected project margin that has disproportionately impacted results in the current period. Our portfolio of 104 projects continues to positively contribute to FFO, benefiting from both regional and product diversity. During the quarter, we have secured approximately $900 million of new projects, including buildings in Australia and the U.K. Consistent with the prior year, our backlog stands at $7.4 billion, representing nearly two years of activity on a weighted average basis.
Business services FFO increased by $2 million due to a realized gain on sale of an investment security, partially offset by increased financing cost related to acquisition of our U.K. road fuel business in the quarter and lower levels of activity in our financial advisory services business.
Our energy operations FFO decreased by $6 million as higher contribution from our Canadian energy operations from increased realized oil and gas prices were more than offset by a reduced ownership in our Western Australian oil and gas operations following the sale of a portion of our investment in late 2016.
FFO within our industrial operations increased by $6 million as the current quarter benefited from the acquisition of a Brazilian water treatment business, higher volumes and pricing in our graphite electrode manufacturing business and our palladium mining operations, as well as a reduction in operating cost mainly in our graphite electrode manufacturing business.
Corporate FFO deficit was higher at $5 million due to management fees which were incurred by BBU following its spin-off.
BBU paid the performance fee of $25 million in the current quarter, representing 20% of the increase in BBU's unit price above the initial threshold of $25.00 on BBU's market capitalization. The performance fee revenue is included in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $25 million to $56 million due to increases in North American benchmark OSB prices. The increased demand is caused by the ongoing housing recovery in the U.S. as the product is a key input used in the residential construction industry. Average North American OSB prices increased by 31% to $262 per thousand square feet (“Msf”) compared to $201 per Msf in the second quarter of 2016. North American volumes was 1.5 billion square feet, up 3% from the prior year quarter.
Common Equity by Segment
Segment equity remained consistent at $2.9 billion compared to December 31, 2016, as our investments continue to benefit from the contribution of FFO, slightly offset by depreciation and distributions paid. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

30 BROOKFIELD ASSET MANAGEMENT

RESIDENTIAL DEVELOPMENT
Our residential development businesses operate primarily in North America and Brazil.
Our North American business is conducted through Brookfield Residential Properties Inc., which is active in 12 principal markets in Canada and the U.S. and controls approximately 96,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.
Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential units, with a primary focus on middle income residential units in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our two principal operating regions:

AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Segment Revenues		Segment FFO		Common Equity by Segment
	2017	2016	2017	2016	2017	2016
Residential
North America	$445	$363	$22	$15	$1,524	$1,441
Brazil and other	54	202	(52)	(22)	1,225	1,238
	$499	$565	$(30)	$(7)	$2,749	$2,679
Revenues from our residential operations decreased by $66 million as increased housing prices and volumes across the majority of our North American operations were more than offset by lower contributions from our Brazilian operations, which did not have any major project deliveries in the quarter.
Revenues and FFO from our North American operations increased by $82 million and $7 million, respectively. The increase in revenue was driven by a 9% increase in homes closed as well as a shift in the product mix which increased the overall average home selling price by 15%, driven by our operations in California and Ontario. We also experienced increased lot sales in our western Canadian markets due to early signs of stabilization in the energy sector, leading to a successful launch of our new master-planned community in Calgary earlier in the year. The increase in revenues and volumes resulted in higher FFO, reflecting a 39% or $19 million increase in housing gross margins. These increases were partially offset by a decrease in land gross margins, which impacted results by $9 million, due to a change in the geographic mix of lots sold in the U.S. As at June 30, 2017, we had 27 (2016 – 27) active land communities and 79 (2016 – 79) active housing communities.
Our Brazilian operations FFO decreased by $30 million from a loss of $22 million in the prior year quarter to a loss of $52 million in the current quarter. We did not deliver any major projects in the quarter whereas there were eight projects delivered in the prior year quarter. We continue to sell down our remaining inventory of units associated with our legacy projects that were completed in prior periods. However, the contributions from these sales in the current quarter were below the level required to cover fixed costs, which included marketing expenses in respect of new development projects. Our focus over the past two years has been on delivering these legacy projects and reducing unsold inventory. We currently have 27 projects under development, of which 11 relate to new projects launched in late 2016 and in the first quarter of 2017, compared to a total of 44 projects as at June 30, 2016.
Common Equity by Segment
Segment equity was $2.7 billion at June 30, 2017 (December 31, 2016 – $2.7 billion) and consists largely of residential development inventory. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

Q2 2017 INTERIM REPORT 31

CORPORATE ACTIVITIES
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and through directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold financial assets as part of our liquidity management activities and enter into financial contracts to manage our foreign currency and interest rate risks as well as lower our cost of capital.
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Segment Revenues		Segment FFO		Common Equity by Segment
AS AT JUN. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016	2017	2016
Cash and financial assets, net	$19	$62	$11	$27	$1,341	$1,143
Corporate borrowings	—	—	(63)	(60)	(4,924)	(4,500)
Preferred equity[1]	—	—	—	—	(3,949)	(3,954)
Other corporate investments	54	2	2	—	33	42
Corporate costs and taxes/net working capital	—	—	3	(41)	(191)	(351)
	$73	$64	$(47)	$(74)	$(7,690)	$(7,620)

1. FFO excludes preferred share distributions of $35 million (2016 – $34 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income. In some cases, the underlying financial investments are classified as available-for-sale securities, in which case they are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $1.6 billion of cash, securities and other financial assets (December 31, 2016 – $1.4 billion), which are partially offset by $258 million (December 31, 2016 – $190 million) of deposits and other liabilities.
FFO from these activities includes dividends and interest from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO from our cash and financial asset portfolio was $11 million, which reflected a lower level of investment gains in the current quarter as compared to the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. The FFO deficit from our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of corporate debt issuances during the year.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and liabilities and was a net deficit of $191 million. Included within this balance are net deferred income tax assets of $904 million (December 31, 2016 – $648 million). FFO includes corporate costs and cash taxes, which were lower in the current quarter as we had current tax recoveries whereas the prior year had current tax expenses.
Common equity in our Corporate segment remained consistent at a deficit of $7.7 billion at June 30, 2017. The issuance of $750 million of corporate notes during the year as well as the strengthening of the Canadian dollar were offset by higher levels of cash and financial assets, the repayment of U$250 million and C$250 million of corporate notes and a lower net working capital liability.

32 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
Overview
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis. The following table presents our capitalization on a consolidated, corporate and proportionate basis:

	Consolidated[1]		Corporate		Proportionate[1]
(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Corporate borrowings	$4,924	$4,500	$4,924	$4,500	$4,924	$4,500
Non-recourse borrowings
Property-specific mortgages	57,905	52,502	—	—	27,944	26,421
Subsidiary borrowings	9,829	7,949	—	—	6,174	5,231
	72,658	64,951	4,924	4,500	39,042	36,152
Accounts payable and other	15,934	11,982	2,254	1,901	8,552	7,726
Deferred tax liabilities	11,928	9,640	275	246	5,291	4,572
Subsidiary equity obligations	3,618	3,565	—	—	1,636	1,828
Equity
Non-controlling interests	47,767	43,235	—	—	—	—
Preferred equity	3,949	3,954	3,949	3,954	3,949	3,954
Common equity	22,329	22,499	22,329	22,499	22,329	22,499
	74,045	69,688	26,278	26,453	26,278	26,453
Total capitalization	$178,183	$159,826	$33,731	$33,100	$80,799	$76,731

1. Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance
Consolidated Capitalization
Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities. We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in GGP and Canary Wharf and several of our infrastructure businesses.
Total consolidated capitalization increased largely due to acquisitions, which resulted in the assumption of associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization
Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Common and preferred equity totaled $26.3 billion (December 31, 2016 – $26.5 billion) and represents approximately 78% of our corporate capitalization.
Proportionate Capitalization
Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.
Proportionate capitalization is a non-IFRS measure. We present a reconciliation of proportionate capitalization to consolidated capitalization in Part 5 – Additional Information.

Q2 2017 INTERIM REPORT 33

Corporate Borrowings

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	2017	2016	Jun. 30, 2017	Dec. 31, 2016
Term debt	4.6%	4.8%	8	8	$4,958	$4,529
Revolving facilities	—	—	5	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(34)	(29)
Total					$4,924	$4,500
Corporate borrowings at June 30, 2017 included term debt of $5.0 billion (December 31, 2016 – $4.5 billion). The increase in the balance is primarily the result of the aforementioned issuance of $750 million notes and $106 million of foreign currency appreciation, partially offset by the repayment of U$250 million and C$250 million of term debt. We had no commercial paper and bank borrowings outstanding at June 30, 2017 (December 31, 2016 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with predominantly five-year terms. We typically renew and extend the terms annually. As at June 30, 2017, $83 million of the facilities were utilized for letters of credit primarily relating to our insurance businesses (December 31, 2016 – $61 million).
Our corporate term debt has an average term of eight years (December 31, 2016 – eight years). The average interest rate on our corporate borrowings was 4.6% at June 30, 2017 (December 31, 2016 – 4.8%).
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Real estate	4.4%	4.5%	5	4	$37,021	$34,322
Renewable power	6.3%	6.6%	9	8	7,890	7,963
Infrastructure	4.6%	4.9%	8	9	8,556	7,901
Private equity and other	6.6%	4.4%	6	3	3,496	1,836
Residential development	8.2%	8.6%	2	1	283	420
Total	4.8%	4.9%	6	5	$57,246	$52,442
Property-specific borrowings increased by $4.8 billion during the first six months of 2017 due to $5.1 billion of borrowings assumed on or issued in conjunction with acquisitions and drawings on subscription facilities in respect of recent acquisitions that are repaid in the normal course by calling fund equity commitments. These increases were partially offset by repayment of amounts previously drawn on revolving or term bank facilities. The increase in borrowings was the result of acquisitions across our operations, including acquisitions in the opportunistic funds in the real estate business, the Brazilian regulated gas transmission business in the infrastructure business and the Brazilian water treatment business in our private equity business.
For property-specific borrowings, we generally match the term of the debt to the term of the leases or contracts, as applicable, in the associated investments, however this is often offset by development projects, planned asset dispositions, and markets with shorter debt terms, such as Australia.

34 BROOKFIELD ASSET MANAGEMENT

Subsidiary Borrowings
We endeavor to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Real estate	3.1%	2.9%	2	2	$2,935	$2,765
Renewable power	4.0%	3.9%	6	6	2,173	2,029
Infrastructure	3.1%	3.4%	4	3	2,356	1,002
Private equity and other	5.2%	4.6%	2	2	629	538
Residential development	6.1%	6.4%	5	6	1,736	1,615
Total	4.0%	4.1%	4	4	$9,829	$7,949
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings increased by $1.9 billion since year end due to BIP completing a C$700 million note issuance as well as utilizing its credit facilities for acquisition of its Brazilian regulated gas transmission business; borrowings in the real estate operations declined due to the partial repayment of borrowings using proceeds from asset dispositions during the period.
Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
	Jun. 30, 2017		Dec. 31, 2016		Jun. 30, 2017		Dec. 31, 2016
($ MILLIONS)	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$4,924	4.8%	$4,500	—%	$—	—%	$—
Property-specific borrowings	4.9%	29,801	5.2%	28,531	4.7%	27,445	4.6%	23,911
Subsidiary borrowings	4.8%	5,009	5.1%	4,570	3.1%	4,820	2.7%	3,379
Total	4.9%	$39,734	5.1%	$37,601	4.3%	$32,265	4.4%	$27,290
Our average floating interest rate associated with property specific debt decreased in the current quarter primarily due to additional drawings on lower cost floating rate subscription facilities used to fund acquisitions.
From time to time, the businesses enter into interest rate contracts to swap their floating debt to fixed. As at June 30, 2017, our proportionate debt outstanding net of swaps is approximately 70% fixed.
Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
($ MILLIONS)		Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Fixed rate-reset	Perpetual	4.3%	4.4%	$2,669	$2,669
Fixed rate	Perpetual	4.8%	4.8%	749	753
Floating rate	Perpetual	2.0%	2.0%	531	532
Total		4.1%	4.2%	$3,949	$3,954
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2017 was 282 basis points.
During the quarter we repurchased 24,186 of our fixed rate-reset preferred shares with a face value of $0.5 million.

Q2 2017 INTERIM REPORT 35

Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Outstanding at beginning of period	958.6	958.6	958.2	961.3
Issued (repurchased)
Repurchases	(0.1)	—	(2.0)	(3.3)
Long-term share ownership plans[1]	0.2	0.3	2.4	0.8
Dividend reinvestment plan and others	—	0.1	0.1	0.2
Outstanding at end of period	958.7	959.0	958.7	959.0
Unexercised options and other share-based plans[1]	49.3	45.3	49.3	45.3
Total diluted shares at end of period	1,008.0	1,004.3	1,008.0	1,004.3

1. Includes management share option plan and restricted stock plan
The company holds 29.2 million Class A shares (December 31, 2016 – 27.8 million) purchased by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 7.1 million (December 31, 2016 – 4.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2017 and December 31, 2016, resulting in a net reduction of 22.1 million (December 31, 2016 – 23.6 million) diluted shares outstanding.
During the second quarter of 2017, 561,900 options were exercised on a net-settled basis, resulting in the issuance of 92,950 Class A shares and the cancellation of 468,950 vested options. The value of unexercised options is $1.1 billion (December 31, 2016 – $0.9 billion) based on proceeds receivable on exercise of the options.
As of August 11, 2017, the Corporation had outstanding 958,655,542 Class A shares and 85,120 Class B shares. Refer to Note 11 of the consolidated financial statements for additional information on common equity.
LIQUIDITY
Overview
As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavor to structure our listed partnerships so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded by the associated listed partnership, based on the investment strategy of each fund. From time to time, we will invest additional capital in our listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.
Core Liquidity
Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities at the corporate and listed partnership level, which we refer to collectively as core liquidity. We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. Our credit facilities are with a diversified range of major banking institutions, typically have five-year terms and we endeavor to renew and extend the term annually.
Corporate level liquidity is readily available for use without any material tax consequences. We also have the ability to raise additional liquidity through the issuance of debt or equity securities and sale of holdings of listed investments in our principal subsidiary and other holdings including those listed in the table as shown below. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means, primarily from ongoing operations as discussed below.
Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP and BBU, and was $7.4 billion at the end of the period. The majority of the underlying assets and operating businesses are funded by our principal subsidiaries. They are expected to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. The core liquidity of our listed partnerships, including proceeds from asset dispositions, private fund distributions and financings, is typically retained by each listed partnership and is not distributed to the Corporation or other unitholders. Should we, through our controlling interest, choose to repatriate this liquidity, the Corporation would receive its proportionate share as a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the Corporation.

36 BROOKFIELD ASSET MANAGEMENT

The following table presents core liquidity, which includes net cash and financial assets, as well as undrawn committed credit facilities on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Cash and financial assets, net	$1,341	$1,207	$877	$1,385	$2,218	$2,592
Undrawn committed credit facilities	1,847	1,869	3,327	4,506	5,174	6,375
	$3,188	$3,076	$4,204	$5,891	$7,392	$8,967
We continue to maintain elevated liquidity levels along with client commitments in our private funds, which totaled $17.5 billion at the end of the period, because we continue to pursue a number of attractive investment opportunities.
As at June 30, 2017, core liquidity at the corporate level was $3.2 billion, consisting of $1.3 billion in cash and financial assets, net of deposits and other liabilities, and $1.8 billion in undrawn credit facilities. The decrease in undrawn credit facilities is due to drawings on subscription facilities in respect of acquisitions in our infrastructure and private equity businesses that are repaid in the normal course by calling fund equity commitments. We expect to fund corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities as well as cash generated on an ongoing basis.
Corporate Liquidity
Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive capital distributions from time to time from the sale of directly held assets and in the form of realized carried interests from asset sales within private funds.
During the quarter, we have earned $231 million of fee related earnings. We received $304 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $13 million. Interest expense and preferred share distributions totaled $63 million and $35 million, respectively, while corporate operating expenses and cash taxes were a net recovery of $3 million. We paid $135 million in dividends on our common equity for the three months ended June 30, 2017.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity, excluding our cash and financial asset portfolio:

AS AT JUN. 30, 2017 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)[3]
Brookfield Property Partners[4]	69.3%	488.0	$1.18	$12,816	$652
Brookfield Renewable Partners[5]	60.3%	188.4	1.87	6,017	352
Brookfield Infrastructure Partners	29.8%	110.3	1.74	4,510	192
Brookfield Business Partners	74.9%	80.9	0.25	2,189	20
Norbord	40.5%	34.9	1.54	1,087	54
Acadian Timber Corp.	44.9%	7.5	0.85	109	6
				$26,728	$1,276

1.
Based on current distribution policies
2.
Quoted value using June 30, 2017 public pricing
3.
Based on current quarterly distribution policies for each issuer and current Brookfield ownership percentage; annualized by multiplying the quarterly amount by four
4.
Quoted value includes $1.3 million of preferred shares and distributions includes $76 million of preferred distributions. Fully diluted ownership is 63.9%, assuming conversion of convertible preferred shares held by a third party
5.
Includes the impact of BEP equity issuance in July 2017

Q2 2017 INTERIM REPORT 37

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2017	2016	2017	2016
Operating activities	$1,159	$865	$1,698	$1,084
Financing activities	3,756	1,548	6,614	5,975
Investing activities	(6,894)	(1,943)	(8,219)	(5,878)
Change in cash and cash equivalents	$(1,979)	$470	$93	$1,181
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totaled $1.2 billion in the second quarter of 2017, a $294 million increase from 2016. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented a net outlay of $11 million in the second quarter of 2017 (2016 – inflow of $57 million). Operating cash flow prior to non-cash working capital and residential inventory was $1.2 billion during the second quarter of 2017, which was $366 million higher than 2016 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
The company generated $3.8 billion of cash flows from financing activities during the three months ended June 30, 2017, as compared to $1.5 billion in 2016. Our subsidiaries issued $7.5 billion (2016 – $5.2 billion) and repaid $4.5 billion (2016 – $4.6 billion) of property-specific and subsidiary borrowings, for a net issuance of $3.0 billion (2016 – $0.5 billion) during the quarter. We raised $4.3 billion of capital from our institutional private fund partners and other investors, and repaid $1.3 billion of short-term borrowings backed by private fund commitments. Most of the activity related to the acquisitions was within our real estate and infrastructure funds. The corporation used the proceeds from the $750 million notes issued from the prior quarter to repay $250 million and C$250 million of medium-term notes during the current quarter.
Investing Activities
During the second quarter of 2017, we invested $8.5 billion and generated proceeds of $1.6 billion from dispositions for net cash deployed in investing activities of $6.9 billion. This compares to net cash investments of $1.9 billion in the second quarter of 2016. We acquired $5.9 billion of consolidated subsidiaries within our infrastructure and private equity operations. We continued to acquire financial assets, which represent a net outflow of $369 million, relating to investments in debt and equity securities. Investing activities in the prior year included a $0.9 billion portfolio of hydroelectric generation assets in Pennsylvania and $1.1 billion in property operations.

38 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2017 and the same period in 2016 and 2015 are summarized in the following table.

	Distribution per Security
	2017		2016		2015[1]
Class A and B2 Shares	$0.28		$0.26		$0.23
Special distribution to Class A and B2 shares	0.11	[3]	0.45	[4]	—
Class A Preferred Shares
Series 2	0.18		0.18		0.21
Series 4 + Series 7	0.18		0.18		0.21
Series 8	0.25		0.25		0.29
Series 9	0.26		0.36		0.38
Series 13	0.18		0.18		0.21
Series 14[5]	—		0.11		0.74
Series 15	0.12		0.12		0.15
Series 17	0.45		0.45		0.48
Series 18	0.45		0.45		0.48
Series 24[6]	0.28		0.51		0.55
Series 25[6]	0.26		—		—
Series 26	0.37		0.42		0.46
Series 28	0.43		0.43		0.47
Series 30	0.45		0.45		0.49
Series 32	0.42		0.42		0.46
Series 34	0.39		0.40		0.43
Series 36	0.45		0.46		0.49
Series 37	0.46		0.46		0.50
Series 38	0.41		0.41		0.45
Series 40	0.42		0.42		0.46
Series 42	0.42		0.42		0.46
Series 44[7]	0.47		0.47		—
Series 46[8]	0.55		—		—

1.
2015 dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Class B Limited Voting Shares (“Class B Shares”)
3.
Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017
4.
Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
5.
Redeemed on March 1, 2016
6.
1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016
7.
Issued on October 2, 2015
8.
Issued on November 18, 2016

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q2 2017 INTERIM REPORT 39

PART 5 – ADDITIONAL INFORMATION
ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES
Accounting Policies
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 to this interim report and the December 31, 2016 consolidated financial statements.
Accounting Judgments and Estimates

i.	Investment Properties
Each quarter we update the fair values of our investment property portfolios, with gains or losses reflected in net income. The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Real Estate segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. The following table presents the major contributors to the period-over-period variances for our investment properties:

	Core Office		Opportunistic and Other		Weighted Average
AS AT JUN. 30, 2017 AND DEC. 31, 2016	2017	2016	2017	2016	2017	2016
Discount rate	6.9%	6.7%	7.0%	7.6%	6.9%	7.1%
Terminal capitalization rate	5.7%	5.6%	6.9%	7.6%	6.1%	6.2%
Investment horizon (years)	11	12	9	10	11	11
In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis, as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

40 BROOKFIELD ASSET MANAGEMENT

The following table presents the impact on the fair value of our investment properties as at June 30, 2017 from a 25 basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT (MILLIONS)	Jun. 30, 2017
Core office
United States	$828
Canada	239
Australia	123
Europe	—
Brazil	10
Opportunistic and other
Opportunistic Office	220
Opportunistic Retail	186
Industrial	103
Multifamily	195
Triple Net Lease	183
Self-storage	71
Student Housing	47
Manufactured Housing	88
Total	$2,293

ii.	Income Taxes
The following table sets out the reconciliation of our effective tax rate:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2017	2016	Change	2017	2016	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	1	—	1	3	—	3
International operations subject to different tax rates	(6)	(5)	(1)	(2)	(2)	—
Taxable income attribute to non-controlling interests	(7)	(3)	(4)	(9)	(6)	(3)
Recognition of previously unrecorded deferred tax assets	(4)	(2)	(2)	(6)	(2)	(4)
Non-recognition of the benefit of current year tax losses	4	9	(5)	5	7	(2)
Other	(3)	4	(7)	(3)	3	(6)
Effective income tax rate	11%	29%	(18)%	14%	26%	(12)%
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 6% decrease in our effective tax rate compared to a 5% decrease in 2016. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 7% and 3% reduction in the effective tax rate relative to the statutory tax rate in 2017 and 2016, respectively.

Q2 2017 INTERIM REPORT 41

Reconciliation of Non-IFRS Measures

i.	Net Income to FFO
The following table reconciles net income to total segment FFO:

	Total		Per Share
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$958	$584	$0.94	$0.56
Realized disposition gains recorded in fair value changes or prior periods	499	123	0.51	0.13
Non-controlling interest in FFO	(1,103)	(687)	(1.13)	(0.70)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	241	4	0.25	—
Fair value changes	(213)	(65)	(0.22)	(0.07)
Depreciation and amortization	613	516	0.63	0.53
Deferred income taxes	31	162	0.03	0.17
Total segment FFO	$1,026	$637	$1.01	$0.62

	Total		Per Share
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$1,476	$1,220	$1.44	$1.18
Realized disposition gains recorded as fair value changes or prior periods	651	335	0.67	0.34
Non-controlling interest in FFO	(2,032)	(1,405)	(2.08)	(1.44)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	363	278	0.37	0.28
Fair value changes	(9)	(417)	(0.01)	(0.43)
Depreciation and amortization	1,112	997	1.14	1.02
Deferred income taxes	139	332	0.14	0.35
Total segment FFO	$1,700	$1,340	$1.67	$1.30

ii.	Unrealized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We discuss the accounting policy on carried interest in Note 2 – Significant Accounting Policies of our December 31, 2016 annual report. We do however, provide supplemental information on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements further in this section. Unrealized carried interest is determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interest in future periods and believe that it is useful to investors for the same reason.
Each period we determine the amount of unrealized carried interest earned or lost in that period. We do not recognize the unrealized portion in our financial results, as it is only included when realized under IFRS. A reconciliation of realized carried interest to unrealized carried interest is provided below.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2017	2016
Realized carried interest, net	$—	$—
Recognition of unrealized carry	—	—
Deferred recognition, net[1]	125	83
Add: associated costs	30	47
Unrealized carried interest generated in the period[1]	$155	$130

1. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end

42 BROOKFIELD ASSET MANAGEMENT

iii.	Consolidated to Proportionate Capitalization Reconciliation
Proportionate capitalization is a non-IFRS measure that presents our share of debt and other obligations based on our ownership of the related investments. We use this measure to enable analysis of our leverage levels relative to our common equity. This may differ from our consolidated leverage because of the varying ownership that we have in our consolidated and equity accounted investments.
A reconciliation of consolidated capitalization to proportionate capitalization is provided below.

(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016
Total consolidated capitalization	$178,183	$159,826
Add: proportionate share of debt of investments in associates	8,708	8,396
Less: liabilities attributable to non-controlling interests
Non-recourse borrowings	(41,965)	(37,146)
Liabilities associated with assets held for sale	(359)	(49)
Accounts payable and other	(7,382)	(4,256)
Deferred tax liabilities	(6,637)	(5,068)
Subsidiary equity obligations	(1,982)	(1,737)
Non-controlling interests	(47,767)	(43,235)
Total proportionate capitalization	$80,799	$76,731

Q2 2017 INTERIM REPORT 43

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•
The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

44 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Jun. 30, 2017	Dec. 31, 2016
Assets
Cash and cash equivalents		$4,429	$4,299
Other financial assets	5, 6	4,998	4,700
Accounts receivable and other	6	11,183	9,133
Inventory	6	6,290	5,349
Assets classified as held for sale	7	1,284	432
Equity accounted investments		26,293	24,977
Investment properties	8	56,827	54,172
Property, plant and equipment	9	46,034	45,346
Intangible assets	4	14,167	6,073
Goodwill		4,984	3,783
Deferred income tax assets		1,694	1,562
Total Assets		$178,183	$159,826

Liabilities and Equity
Accounts payable and other	6	$15,870	$11,915
Liabilities associated with assets classified as held for sale	7	742	127
Corporate borrowings		4,924	4,500
Non-recourse borrowings
Property-specific mortgages	6	57,246	52,442
Subsidiary borrowings	6	9,829	7,949
Deferred income tax liabilities		11,909	9,640
Subsidiary equity obligations		3,618	3,565
Equity
Preferred equity		3,949	3,954
Non-controlling interests		47,767	43,235
Common equity	11	22,329	22,499
Total equity		74,045	69,688
Total Liabilities and Equity		$178,183	$159,826

Q2 2017 INTERIM REPORT 45

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2017	2016	2017	2016
Revenues		$9,444	$5,973	$15,445	$11,191
Direct costs		(7,332)	(4,330)	(11,719)	(7,978)
Other income and gains		—	31	265	66
Equity accounted income		250	435	585	587
Expenses
Interest		(865)	(815)	(1,708)	(1,582)
Corporate costs		(20)	(25)	(45)	(48)
Fair value changes	12	213	65	9	417
Depreciation and amortization		(613)	(516)	(1,112)	(997)
Income taxes		(119)	(234)	(244)	(436)
Net income		$958	$584	$1,476	$1,220
Net income attributable to:
Shareholders		$225	$185	$188	$442
Non-controlling interests		733	399	1,288	778
		$958	$584	$1,476	$1,220
Net income per share:
Diluted	11	$0.19	$0.15	$0.12	$0.38
Basic	11	0.20	0.16	0.12	0.39

46 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2017	2016	2017	2016
Net income	$958	$584	$1,476	$1,220
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	78	(150)	128	(264)
Available-for-sale securities	47	180	54	175
Equity accounted investments	4	(24)	7	(60)
Foreign currency translation	(730)	577	(87)	1,892
Income taxes	6	(25)	11	39
	(595)	558	113	1,782
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	11	21	11	22
Revaluation of pension obligations	(9)	(11)	(12)	(21)
Equity accounted investments	—	2	—	17
Income taxes	—	(1)	1	6
	2	11	—	24
Other comprehensive income (loss)	(593)	569	113	1,806
Comprehensive income	$365	$1,153	$1,589	$3,026
Attributable to:
Shareholders
Net income	$225	$185	$188	$442
Other comprehensive income (loss)	(94)	211	166	602
Comprehensive income	$131	$396	$354	$1,044

Non-controlling interests
Net income	$733	$399	$1,288	$778
Other comprehensive income (loss)	(499)	358	(53)	1,204
Comprehensive income	$234	$757	$1,235	$1,982

Q2 2017 INTERIM REPORT 47

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2017	$4,404	$237	$11,234	$1,213	$6,733	$(1,049)	$(261)	$22,511	$3,950	$43,965	$70,426
Changes in period
Net income	—	—	225	—	—	—	—	225	—	733	958
Other comprehensive income (loss)	—	—	—	—	2	(170)	74	(94)	—	(499)	(593)
Comprehensive income	—	—	225	—	2	(170)	74	131	—	234	365
Shareholder distributions
Common equity	—	—	(237)	—	—	—	—	(237)	—	—	(237)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(813)	(813)
Other items
Equity issuances, net of redemptions	9	(3)	(5)	—	—	—	—	1	(1)	3,580	3,580
Share-based compensation	—	14	3	—	—	—	—	17	—	1	18
Ownership changes	—	—	—	(76)	—	18	(1)	(59)	—	800	741
Total change in period	9	11	(49)	(76)	2	(152)	73	(182)	(1)	3,802	3,619
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2016	$4,376	$202	$11,067	$1,393	$6,797	$(1,355)	$(598)	$21,882	$3,739	$35,806	$61,427
Changes in period
Net income	—	—	185	—	—	—	—	185	—	399	584
Other comprehensive income	—	—	—	—	3	169	39	211	—	358	569
Comprehensive income	—	—	185	—	3	169	39	396	—	757	1,153
Shareholder distributions
Common equity	—	—	(622)	—	—	54	2	(566)	—	441	(125)
Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(400)	(400)
Other items
Equity issuances, net of redemptions	8	(3)	(1)	—	—	—	—	4	(5)	2,551	2,550
Share-based compensation	—	13	(19)	—	—	—	—	(6)	—	—	(6)
Ownership changes	—	—	41	40	(161)	42	(5)	(43)	—	17	(26)
Total change in period	8	10	(450)	40	(158)	265	36	(249)	(5)	3,366	3,112
Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

48 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period
Net income	—	—	188	—	—	—	—	188	—	1,288	1,476
Other comprehensive income (loss)	—	—	—	—	2	41	123	166	—	(53)	113
Comprehensive income	—	—	188	—	2	41	123	354	—	1,235	1,589
Shareholder distributions
Common equity	—	—	(372)	—	—	—	—	(372)	—	—	(372)
Preferred equity	—	—	(71)	—	—	—	—	(71)	—	—	(71)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,598)	(1,598)
Other items
Equity issuances, net of redemptions	23	(14)	(58)	—	—	—	—	(49)	(5)	4,187	4,133
Share-based compensation	—	28	2	—	—	—	—	30	—	2	32
Ownership changes	—	—	6	(62)	(17)	14	(3)	(62)	—	706	644
Total change in period	23	14	(305)	(62)	(15)	55	120	(170)	(5)	4,532	4,357
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in period
Net income	—	—	442	—	—	—	—	442	—	778	1,220
Other comprehensive income	—	—	—	—	13	610	(21)	602	—	1,204	1,806
Comprehensive income	—	—	442	—	13	610	(21)	1,044	—	1,982	3,026
Shareholder distributions
Common equity	—	—	(747)	—	—	54	2	(691)	—	441	(250)
Preferred equity	—	—	(67)	—	—	—	—	(67)	—	—	(67)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(841)	(841)
Other items
Equity issuances, net of redemptions	6	(6)	(81)	—	—	—	—	(81)	(5)	4,149	4,063
Share-based compensation	—	26	(16)	—	—	—	—	10	—	5	15
Ownership changes	—	—	41	(67)	(161)	42	(5)	(150)	—	1,516	1,366
Total change in period	6	20	(428)	(67)	(148)	706	(24)	65	(5)	7,252	7,312
Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q2 2017 INTERIM REPORT 49

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2017	2016	2017	2016
Operating activities
Net income		$958	$584	$1,476	$1,220
Other income and gains		—	(31)	(265)	(66)
Share of undistributed equity accounted earnings		(155)	(298)	(262)	(359)
Fair value changes	12	(213)	(65)	(9)	(417)
Depreciation and amortization		613	516	1,112	997
Deferred income taxes		31	162	139	332
Investments in residential inventory		(11)	57	(107)	(155)
Net change in non-cash working capital balances		(64)	(60)	(386)	(468)
		1,159	865	1,698	1,084
Financing activities
Corporate borrowings arranged		—	492	743	492
Corporate borrowings repaid		(434)	—	(434)	—
Commercial paper and bank borrowings, net		—	(371)	—	(174)
Non-recourse borrowings arranged		7,520	5,177	13,753	11,892
Non-recourse borrowings repaid		(4,505)	(4,634)	(9,770)	(8,975)
Non-recourse credit facilities, net		(1,296)	(942)	184	4
Subsidiary equity obligations issued		—	1	249	9
Subsidiary equity obligations redeemed		(123)	(164)	(299)	(175)
Capital provided from non-controlling interests		4,282	4,014	5,609	5,850
Capital repaid to non-controlling interests		(702)	(1,463)	(1,422)	(1,701)
Preferred equity redemption		(1)	(5)	(4)	(5)
Common shares issued		2	2	9	10
Common shares repurchased		(4)	—	(65)	(94)
Distributions to non-controlling interests		(813)	(400)	(1,598)	(841)
Distributions to shareholders		(170)	(159)	(341)	(317)
		3,756	1,548	6,614	5,975
Investing activities
Acquisitions
Investment properties		(500)	(715)	(890)	(1,127)
Property, plant and equipment		(412)	(330)	(809)	(631)
Equity accounted investments		(555)	(692)	(712)	(826)
Financial assets and other		(1,115)	(1,023)	(1,896)	(2,377)
Acquisition of subsidiaries		(5,949)	(2,284)	(7,260)	(4,888)
Dispositions
Investment properties		175	1,240	777	1,784
Property, plant and equipment		13	7	55	12
Equity accounted investments		701	324	723	497
Financial assets and other		746	933	1,387	1,658
Disposition of subsidiaries		(37)	127	470	127
Restricted cash and deposits		39	470	(64)	(107)
		(6,894)	(1,943)	(8,219)	(5,878)
Cash and cash equivalents
Change in cash and cash equivalents		(1,979)	470	93	1,181
Foreign exchange revaluation		(19)	(13)	37	65
Balance, beginning of period		6,427	3,563	4,299	2,774
Balance, end of period		$4,429	$4,020	$4,429	$4,020

50 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
2.    SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2016, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2016 included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on August 9, 2017.

b)	Adoption of Accounting Standards
i.    Income Tax
The amendments to IAS 12, Income Taxes clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The company adopted the amendments on January 1, 2017, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
ii.    Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”), effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments are being issued less than one year before the effective date, the company is not required to provide comparative information when it first applies the amendments. The company has determined that there are no material impacts on its consolidated financial statements as the existing disclosures already include information required by the amendments.
c)    Future Changes in Accounting Standards
i.    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.

Q2 2017 INTERIM REPORT 51

To date, management has participated in strategic planning sessions with its subsidiaries and associates and has developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard.
Management currently anticipates adopting the standard using the modified retrospective approach.  This method results in a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect.
Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.
ii.    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.
The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has a global team in place to evaluate the financial statement and administrative impact of IFRS 9 on its consolidated financial statements. The company has concluded on a preliminary basis to adopt the standard retrospectively with no restatement of comparatives. A cumulative catch-up adjustment, if any, will be recorded through equity upon initial adoption. The company has also commenced the issue identification phase of the transition project and expects to commence impact assessment in the third quarter.
iii.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.
iv.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company has not yet determined the impact of IFRIC 22 to its consolidated financial statements.
3.    SEGMENT INFORMATION
a)    Operating Segments
FFO is a key measure of our financial performance and our segment measure of profit and loss. We use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets, as well as to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage, as well as other costs incurred to operate our business.
We use realized disposition gains/losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.

52 BROOKFIELD ASSET MANAGEMENT

We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS. Cash taxes are included within FFO.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive funds from operations for each operating segment and reconcile net income to total segment FFO in Note 3 (b)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.

i.	Segment Balance Sheet Information
We measure segment assets based on common equity by segment to review our deconsolidated balance sheet, which we consider to be the amount of common equity allocated to each segment. It is used as a measure of segment assets, because it is utilized by the company's Chief Operating Decision Maker for capital allocation decisions.

ii.	Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

b)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$63	$1,748	$654	$1,037	$5,370	$499	$73	$9,444
Inter-segment revenues	290	9	—	5	83	—	—	387	i
Segment revenues	353	1,757	654	1,042	5,453	499	73	9,831
Segment equity accounted income	—	243	4	225	39	(12)	(8)	491	ii
Interest expense	—	(453)	(157)	(117)	(60)	(20)	(63)	(870)	iii
Current income taxes	—	(51)	5	(40)	(21)	(3)	22	(88)	iv
Funds from operations	231	661	65	84	62	(30)	(47)	1,026	v
Common equity	338	16,792	4,702	2,571	2,867	2,749	(7,690)	22,329
Equity accounted investments	—	17,249	205	7,874	493	364	108	26,293
Additions to non-current assets[1]	—	1,052	77	6,953	3,528	18	2	11,630

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

Q2 2017 INTERIM REPORT 53

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$39	$1,695	$617	$554	$2,439	$565	$64	$5,973
Inter-segment revenues	253	2	—	—	93	—	—	348	i
Segment revenues	292	1,697	617	554	2,532	565	64	6,321
Segment equity accounted income	—	226	2	161	42	14	(6)	439	ii
Interest expense	—	(421)	(165)	(106)	(38)	(25)	(60)	(815)	iii
Current income taxes	—	(7)	(7)	(8)	(11)	(4)	(35)	(72)	iv
Funds from operations	190	275	37	111	105	(7)	(74)	637	v
Common equity	328	16,727	4,826	2,697	2,862	2,679	(7,620)	22,499
Equity accounted investments	—	16,628	206	7,346	336	374	87	24,977
Additions to non-current assets[1]	—	2,430	946	1,671	162	30	13	5,252

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$100	$3,435	$1,297	$1,785	$7,768	$938	$122	$15,445
Inter-segment revenues	543	17	—	5	161	—	—	726	i
Segmented revenues	643	3,452	1,297	1,790	7,929	938	122	16,171
Segmented equity accounted income	—	461	5	414	75	(11)	4	948	ii
Interest expense	—	(922)	(322)	(216)	(90)	(42)	(125)	(1,717)	iii
Current income taxes	—	(54)	(12)	(52)	(16)	(5)	34	(105)	iv
Funds from operations	397	986	132	167	164	(38)	(108)	1,700	v
Additions to non-current assets[1]	—	4,709	144	7,273	3,617	41	28	15,812

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$125	$3,105	$1,271	$1,097	$4,507	$976	$110	$11,191
Inter-segment revenues	455	6	—	—	158	—	6	625	i
Segmented revenues	580	3,111	1,271	1,097	4,665	976	116	11,816
Segmented equity accounted income	—	446	4	303	96	21	(5)	865	ii
Interest expense	—	(848)	(293)	(206)	(76)	(49)	(116)	(1,588)	iii
Current income taxes	—	(10)	(16)	(13)	(15)	(6)	(44)	(104)	iv
Funds from operations	374	648	105	182	182	(22)	(129)	1,340	v
Additions to non-current assets[1]	—	4,432	6,666	2,045	204	63	36	13,446

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues
For the three months ended June 30, 2017, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $290 million (2016 – $253 million), revenues earned on construction projects between consolidated entities totaling $83 million (2016 – $93 million) and interest income and other revenues between consolidated entities totaling $14 million (2016 – $2 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2017, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $543 million (2016 – $455 million), revenues earned on construction projects between consolidated entities totaling $161 million (2016 – $158 million) and interest income and other revenues between consolidated entities totaling $22 million (2016 – $12 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

54 BROOKFIELD ASSET MANAGEMENT

ii.	Equity Accounted Income
The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Segment equity accounted income	$491	$439	$948	$865
Fair value changes and other non-FFO items	(241)	(4)	(363)	(278)
Equity accounted income	$250	$435	$585	$587

iii.	Interest Expense
For the three months ended June 30, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $5 million (2016 – $nil) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $9 million (2016 – $6 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Segment current tax expense	$(88)	$(72)	$(105)	$(104)
Deferred income tax expense	(31)	(162)	(139)	(332)
Income tax expense	$(119)	$(234)	$(244)	$(436)

v.	Reconciliation of Net Income to FFO
The following table reconciles net income to total segment FFO:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Net income	$958	$584	$1,476	$1,220
Realized disposition gains recorded in fair value changes or prior periods	499	123	651	335
Non-controlling interest in FFO	(1,103)	(687)	(2,032)	(1,405)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	241	4	363	278
Fair value changes	(213)	(65)	(9)	(417)
Depreciation and amortization	613	516	1,112	997
Deferred income taxes	31	162	139	332
Total segment FFO	$1,026	$637	$1,700	$1,340

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes or prior periods for the three months ended June 30, 2017, were $499 million (2016 – $123 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

Q2 2017 INTERIM REPORT 55

The realized disposition gains recorded in fair value changes or prior periods for the six months ended June 30, 2017, were $651 million (2016 – $335 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

c)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
United States	$2,041	$2,033	$4,020	$3,670
Canada	1,091	1,050	2,248	2,070
Europe	3,593	799	4,404	1,617
Australia	1,099	1,019	2,018	1,806
Brazil	808	371	1,086	637
Colombia	235	224	479	467
Other	577	477	1,190	924
	$9,444	$5,973	$15,445	$11,191
The company’s consolidated assets by location of assets are as follows:

(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016
United States	$77,517	$75,556
Canada	19,981	19,324
Europe	24,261	20,200
Australia	13,858	12,920
Brazil	22,796	12,807
Colombia	7,004	7,296
Other	12,766	11,723
	$178,183	$159,826

56 BROOKFIELD ASSET MANAGEMENT

d)	Revenues Allocation
Total external revenues within our operating segments are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Asset management	$63	$39	$100	$125
Real estate
Core office	523	549	1,041	1,084
Opportunistic and other	1,225	1,146	2,394	2,021
Renewable power
Hydroelectric	561	510	1,104	1,065
Wind energy	87	98	181	196
Co-generation and other	6	9	12	10
Infrastructure
Utilities	518	215	716	417
Transport	319	160	649	319
Energy	97	88	225	181
Sustainable resources and other	103	91	195	180
Private equity
Construction services	1,042	1,026	1,980	1,849
Business services	3,274	474	3,890	933
Energy	64	63	133	129
Industrial operations and other	990	876	1,765	1,596
Residential development	499	565	938	976
Corporate activities	73	64	122	110
	$9,444	$5,973	$15,445	$11,191

Q2 2017 INTERIM REPORT 57

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2017. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis since the fair values of the acquired net assets have not been finalized yet:

(MILLIONS)	Infrastructure	Private Equity	Real Estate and Others	Total
Cash and cash equivalents	$90	$325	$21	$436
Accounts receivable and other	319	2,335	107	2,761
Inventory	—	660	3	663
Equity accounted investments	—	231	—	231
Investment properties	—	—	3,566	3,566
Property, plant and equipment	103	333	—	436
Intangible assets	5,539	2,734	—	8,273
Goodwill	805	96	—	901
Deferred income tax assets	—	59	—	59
Total assets	6,856	6,773	3,697	17,326
Less:
Accounts payable and other	(246)	(1,974)	(93)	(2,313)
Non-recourse borrowings	(30)	(1,678)	(1,434)	(3,142)
Deferred income tax liabilities	(948)	(838)	—	(1,786)
Non-controlling interests[1]	(4,043)	(1,813)	(124)	(5,980)
	(5,267)	(6,303)	(1,651)	(13,221)
Net assets acquired	$1,589	$470	$2,046	$4,105
Consideration[2]	$1,589	$470	$1,878	$3,937

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Significant acquisitions completed in the six month ended June 30, 2017 are as follows:

Infrastructure
On April 4, 2017, a subsidiary of the company acquired an effective 28% ownership interest in Nova Transportadora do Sudeste S.A., a Brazilian regulated gas transmission business. The total consideration attributable to the subsidiary was $1.6 billion, which consists of a cash consideration of $1.3 billion and deferred consideration of $0.3 billion payable in five years from the close of the transaction. Concurrently, the subsidiary entered into a voting agreement with an affiliate of the company, providing the subsidiary the right to direct the relevant activities of the business, thereby providing the subsidiary with control, resulting in the consolidation of the business.
Upon acquisition of the business, an additional deferred tax liability of $887 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $797 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $631 million and $301 million, respectively.
Private Equity
On April 25, 2017, a subsidiary of the company acquired a 70% interest of BRK Ambiental, a Brazilian water treatment business, for a total consideration of $383 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $397 million and $67 million, respectively.

58 BROOKFIELD ASSET MANAGEMENT

On May 10, 2017, a subsidiary of the company acquired an 85% ownership interest of Greenergy, a U.K. road fuel provider with over 300 kilotonnes of biodiesel production and an extensive distribution network which delivers over 18 billion liters of road fuels annually. The acquisition was made for a total consideration of $88 million, funded by the subsidiary and its institutional partners. The acquisition resulted in $77 million of goodwill, representing the synergies we expect to receive from the integration of the operation. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $9.3 billion and $42 million, respectively.
Real Estate
On March 9, 2017, our real estate fund acquired Manufactured Housing, a portfolio of manufactured housing communities in the U.S., for a consideration of $768 million, including a $568 million cash consideration with the remainder funded through assumption of debt. The acquisition contributed to a bargain purchase gain of $115 million in fair value changes, as a result of the changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. Excluding the impact of the bargain purchase gain, total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $117 million and $47 million, respectively.
5.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the carrying values and fair values of financial instruments as at June 30, 2017 and December 31, 2016:

	Jun. 30, 2017		Dec. 31, 2016
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$4,429	$4,429	$4,299	$4,299
Other financial assets
Government bonds	39	39	54	54
Corporate bonds	308	308	355	355
Fixed income securities and other	540	540	505	505
Common shares and warrants	2,984	2,984	2,582	2,582
Loans and notes receivable	1,127	1,127	1,204	1,204
	4,998	4,998	4,700	4,700
Accounts receivable and other	8,683	8,683	6,799	6,799
	$18,110	$18,110	$15,798	$15,798
Financial liabilities
Corporate borrowings	$4,924	$5,324	$4,500	$4,771
Property-specific mortgages	57,246	58,498	52,442	53,512
Subsidiary borrowings	9,829	10,022	7,949	8,103
Accounts payable and other	15,870	15,870	11,915	11,915
Subsidiary equity obligations	3,618	3,618	3,565	3,567
	$91,487	$93,332	$80,371	$81,868

Q2 2017 INTERIM REPORT 59

Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Jun. 30, 2017			Dec. 31, 2016
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$39	$—	$11	$43	$—
Corporate bonds and debt instruments	21	287	—	175	173	7
Fixed income securities	20	191	329	36	178	291
Common shares and warrants	1,677	2	1,305	1,309	—	1,273
Loans and notes receivables	—	80	1	—	51	11
Accounts receivable and other	14	1,021	216	2	1,342	157
	$1,732	$1,620	$1,851	$1,533	$1,787	$1,739
Financial liabilities
Accounts payable and other	$115	$2,634	$173	$98	$1,859	$62
Subsidiary equity obligations	—	30	1,497	—	52	1,387
	$115	$2,664	$1,670	$98	$1,911	$1,449
During the three and six months ended June 30, 2017 and 2016, there were no transfers between Level 1, 2 or 3.
Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations. The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2017		Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,021	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence, internal valuation models corroborated with observable market data

	(2,634)
Redeemable fund units (subsidiary equity obligations)	30		Aggregated market prices of underlying investments
Other financial assets	599		Valuation models based on observable market data

60 BROOKFIELD ASSET MANAGEMENT

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs. The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2017		Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$329		Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,305		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,497		Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	216	/	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

	(173)
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at June 30, 2017:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$1,810	$1,569	$1,739	$1,449
Fair value changes in net income	(51)	(28)	(92)	(12)
Fair value changes in other comprehensive income[1]	4	(8)	(10)	(5)
Additions, net of disposals	88	137	214	238
Balance at end of period	$1,851	$1,670	$1,851	$1,670

1. Includes foreign currency translation

Q2 2017 INTERIM REPORT 61

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Current portion	$3,457	$3,229	$7,952	$6,490	$3,588	$2,987
Non-current portion	1,541	1,471	3,231	2,643	2,702	2,362
	$4,998	$4,700	$11,183	$9,133	$6,290	$5,349
b)    Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016	Jun. 30, 2017	Dec. 31, 2016
Current portion	$9,968	$7,721	$6,325	$7,655	$1,965	$866
Non-current portion	5,902	4,194	50,921	44,787	7,864	7,083
	$15,870	$11,915	$57,246	$52,442	$9,829	$7,949
7.    HELD FOR SALE
The following is a summary of the assets and liabilities that were classified as held for sale as at June 30, 2017:

(MILLIONS)	Real Estate	Other	Total
Assets
Cash and cash equivalents	$14	$—	$14
Accounts receivables and other	19	44	63
Investment properties	905	—	905
Property, plant and equipment	233	69	302
Assets classified as held for sale	$1,171	$113	$1,284
Liabilities
Accounts payable and other	$30	$34	$64
Property-specific mortgages	654	5	659
Deferred income tax liabilities	19	—	19
Liabilities associated with assets classified as held for sale	$703	$39	$742
Real Estate
As at June 30, 2017, assets held for sale included an office property in U.K. and ten other property assets, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

62 BROOKFIELD ASSET MANAGEMENT

8.    INVESTMENT PROPERTIES
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better-use land within the company’s sustainable resource operations. The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	2017
Fair value, beginning of period	$54,172
Acquisitions and additions	3,577
Dispositions[1]	(2,125)
Fair value changes	389
Foreign currency translation	814
Total change	2,655
Fair value, end of period	$56,827

1. Includes reclassification to held for sale
Acquisitions and additions of $3.6 billion relate to business combinations completed during the six months ended June 30, 2017, including a portfolio of manufactured housing communities in the U.S., an office portfolio in the U.S., an office building in San Francisco and a student housing portfolio in the U.K. Refer to Note 4 for information on acquisitions in business combinations.
Dispositions of $2.1 billion includes the sale of a mixed-use property in London, reclassifications of a London office building to held for sale, as well as the deconsolidation of a Brazil retail investment.
9.    PROPERTY, PLANT AND EQUIPMENT

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$26,553	$9,545	$5,652	$3,596	$45,346
Acquisitions and additions	144	469	108	541	1,262
Dispositions[1]	(346)	(36)	1	(59)	(440)
Depreciation	(407)	(190)	(134)	(178)	(909)
Foreign currency translation	228	349	163	35	775
Total change	(381)	592	138	339	688
Balance, end of period	$26,172	$10,137	$5,790	$3,935	$46,034

1. Includes reclassification to held for sale
10.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the Corporation. On May 25, 2016, BFI issued $500 million of 4.25% notes due in 2026.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. BFL has no independent activities, assets or operations other than in connection with the debt securities it has issued.
The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at June 30, 2017, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.

Q2 2017 INTERIM REPORT 63

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$33	$6	$13	$4	$9,399	$(11)	$9,444
Net income attributable to shareholders	225	—	—	2	210	(212)	225
Total assets	48,529	502	760	3,541	186,070	(61,219)	178,183
Total liabilities	22,068	493	760	1,791	103,656	(24,630)	104,138

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$45	$2	$—	$1	$5,967	$(42)	$5,973
Net income attributable to shareholders	185	—	—	9	246	(255)	185
Total assets	47,505	507	—	2,974	163,437	(54,597)	159,826
Total liabilities	21,052	497	—	1,411	103,411	(36,233)	90,138

FOR THE SIX MONTHS ENDED JUN. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$64	$11	$16	$5	$15,395	$(46)	$15,445
Net income attributable to shareholders	188	—	—	15	239	(254)	188

FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$173	$2	$—	$2	$11,141	$(127)	$11,191
Net income attributable to shareholders	442	—	—	3	483	(486)	442

1.
This column accounts for investments in all subsidiaries of the Corporation under the equity method
2.
This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis
3.
This column includes the necessary amounts to present the Corporation on a consolidated basis

64 BROOKFIELD ASSET MANAGEMENT

11.     COMMON EQUITY
The company’s common equity is comprised of the following:

(MILLIONS)	Jun. 30, 2017	Dec. 31, 2016
Common shares	$4,413	$4,390
Contributed surplus	248	234
Retained earnings	11,185	11,490
Ownership changes	1,137	1,199
Accumulated other comprehensive income	5,346	5,186
Common equity	$22,329	$22,499
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.
The holders of the company’s common shares received cash dividends during the second quarter of 2017 of $0.14 per share (2016 –$0.13 per share).
On June 22, 2017, the company completed the spin-off of Trisura Group Ltd. by paying a special dividend to the holders of the company's Class A shares and Class B shares. The special dividend of $102 million recorded in equity was based on the fair value of the assets distributed.
The number of issued and outstanding common shares and unexercised options are as follows:

	Jun. 30, 2017	Dec. 31, 2016
Class A shares[1]	958,634,468	958,083,297
Class B shares	85,120	85,120
Shares outstanding[1]	958,719,588	958,168,417
Unexercised options and other share-based plans[2]	49,313,428	43,798,733
Total diluted shares	1,008,033,016	1,001,967,150

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and escrowed stock plan
 The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2017	2016	2017	2016
Outstanding at beginning of period[1]	958,560,408	958,640,916	958,168,417	961,290,839
Issued (repurchased)
Repurchases	(132,948)	4,767	(2,041,676)	(3,263,959)
Long-term share ownership plans[2]	227,738	275,818	2,470,528	817,926
Dividend reinvestment plan and others	64,390	71,992	122,319	148,687
Outstanding at end of period[1]	958,719,588	958,993,493	958,719,588	958,993,493

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and restricted stock plan

Q2 2017 INTERIM REPORT 65

a)    Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Net income	$958	$584	$1,476	$1,220
Non-controlling interests	(733)	(399)	(1,288)	(778)
Net income attributable to shareholders	225	185	188	442
Preferred share dividends	(35)	(34)	(71)	(67)
Net income available to common shareholders	$190	$151	$117	$375

Weighted average – common shares	958.6	958.8	958.5	959.0
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	20.0	18.2	19.3	16.7
Common shares and common share equivalents	978.6	977.0	977.8	975.7
b)    Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended June 30, 2017, the company granted 240,000 stock options at a weighted average exercise price of $37.75 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.3% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.1% and a liquidity discount of 25%. During the six months ended June 30, 2017, the company granted 6.3 million stock options at a weighted average exercise price of $36.91 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2017, the company did not grant any escrowed shares. During the six months ended June 30, 2017, the company granted 3.8 million escrowed shares at a weighted average exercise price of $36.88 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.
12.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2017	2016	2017	2016
Investment properties	$412	$312	$389	$491
General Growth Properties warrants	39	15	(102)	184
Impairments	(63)	(161)	(107)	(175)
Unrealized financial contracts mark-to-market	(111)	(71)	(275)	(31)
Other fair value changes	(64)	(30)	104	(52)
	$213	$65	$9	$417

66 BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
www.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.canstockta.com
enquiries@canstockta.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2016 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44 and 46	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

Q2 2017 INTERIM REPORT 67

BROOKFIELD ASSET MANAGEMENT INC.
brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

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